SCHEDULE 14A INFORMATION

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Venture Financial Group
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721 College Street, S.E.
P.O. Box 3800
Lacey, WA 98509-3800

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of Shareholders of Venture Financial Group, Inc. (VFG) will be held at the Lacey Community Center, 6729 Pacific Avenue S.E., Lacey, Washington on Thursday, May 6, 2004, at 6:00 p.m., for the purpose of considering and voting upon the following matters:

1. **ELECTION OF DIRECTORS.** To elect two Directors to serve three-year terms.

2. **APPROVAL OF THE 2004 STOCK INCENTIVE PLAN.** To approve the Company's employee and director stock incentive plan.

3. **ANY OTHER BUSINESS** that may properly be brought before the meeting or any adjournment or postponement of the meeting.

Only those shareholders of record at the close of business on March 25, 2004, will be entitled to notice of, and to vote at the meeting.

By Order of the Board of Directors

/s/ Leigh A. Baxter

Lacey, Washington
April 5, 2004

Leigh A. Baxter
Secretary

IMPORTANT: The prompt return of proxies will save VFG the expense of further requests for proxies. You are urged to SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY. If you do attend the meeting, you may then withdraw your Proxy and vote in person. Any person giving a Proxy may revoke it prior to or at the meeting.

1

VENTURE FINANCIAL GROUP, INC.

721 College Street, S.E.
P.O. Box 3800 (98509-3800)
Lacey, WA 98503

PROXY STATEMENT

This Proxy Statement and the accompanying Proxy are being sent to shareholders on or about April 5, 2004, in connection with the annual meeting of shareholders of Venture Financial Group, Inc. ("VFG" or "Company").

Date, Time and Place of Meeting. The annual meeting will be held at the Lacey Community Center, 6729 Pacific Avenue S.E., Lacey, Washington, on Thursday, May 6, 2004 at 6:00 pm.

Only shareholders of record at the close of business on March 25, 2004, are entitled to vote. As of that date we had 1,333 shareholders of record and the number of shares outstanding and entitled to vote at the meeting was 4,293,910.

Solicitation of Proxies. The enclosed Proxy is solicited by and on behalf of the Board of Directors of VFG and the cost of solicitation will be borne by VFG. Solicitation may be made by directors and officers of VFG and its subsidiary, Venture Bank, by use of the mail, by telephone, facsimile or personal interview. VFG does not expect to pay any compensation for the solicitation of proxies.

Quorum. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions will be counted for the purpose of determining a quorum. Broker non-votes will not be counted in determining whether a quorum is present.

Voting on Matters Presented. Each share is entitled to one vote on each matter presented to the meeting. In the election of directors, each share is entitled to one vote for each director position to be filled, and shareholders may not cumulate votes. Directors are elected by a plurality of votes cast. The nominees for election as directors at the Annual Meeting who receive the highest number of affirmative votes will be elected. Votes may be *cast for* or *withheld from* each nominee. Votes that are withheld and broker non-votes will have no effect on the outcome of the election.

With respect to the proposal to approve the 2004 Stock Incentive Plan, shareholders may vote for the proposal, against the proposal or abstain from voting. The affirmative vote of at least a majority of the total votes present, in person or by proxy, at the meeting is required for the approval of the 2004 Stock Incentive Plan.

Voting of Proxies. You may vote by proxy or, if you are the record holder of your shares, you may vote in person at the meeting. Even if you vote by proxy, you may attend the meeting. To vote by proxy simply mark, sign and date the enclosed Proxy and return it in the postage-paid envelope provided.

Unless otherwise directed, if the enclosed Proxy is duly executed and received prior to the meeting, the persons named in the Proxy will vote according to instructions. If no instructions are given, the Proxy will be voted <u>FOR</u> the nominees, <u>FOR</u> the 2004 Stock Incentive Plan, and in the Proxy holder's discretion on any other matter that properly comes before the meeting or any adjournment or postponement thereof.

Any proxy may be revoked before it is voted by written notice to VFG's Corporate Secretary at 721 College Street SE, Lacey, Washington 98503, by submitting a Proxy bearing a later date, or by voting at the meeting.

If your shares are held through a broker, bank or other nominee, you will need to contact the nominee to revoke a proxy or change your vote. You will not be able to vote or revoke a proxy at the meeting if your shares are held by a nominee.

<u>PROPOSAL NO. 1: ELECTION OF DIRECTORS</u>

General

VFG's Bylaws provide that the number of directors must fall within a range of five and nine, the exact number to be determined by resolution of the Board of Directors. The size of the board has been fixed at eight directors. As of the annual meeting, two directors – A. Richard Panowicz and Larry J. Schorno – are completing their terms. The Board of Directors has nominated Messrs. Panowicz and Schorno to stand for reelection. The Board of Directors recommends a vote <u>FOR</u> the election of each of the nominees.

Directors are elected for a term of three years or until their successors are duly elected and qualified. VFG's Articles of Incorporation require that the terms of the directors be staggered such that approximately one-third of the directors are elected each year. The Board of Directors has no present knowledge that any nominee will refuse or be unable to serve. If a nominee should refuse or be unable to serve, your proxy will be voted for those persons subsequently designated by the Board of Directors to replace any or all nominees.

Nominations

We did not receive any nominations or recommendations for candidates from shareholders for this year's annual meeting. Nominations may be made by any shareholder in accordance with our Articles of Incorporation. Notice of nominations must be given to our Chairman not less than 14 nor more than 50 days before the annual meeting. If less than 21 days' notice of the annual meeting is given to shareholders, such notice must be given within 7 days after the mailing of the notice of the annual meeting. Shareholder nominations must include the name and address and principal occupation of each nominee. The nomination notice must also include the total number of shares that will be voted for each nominee. Shareholders must also include their name and address, and the number of shares they own in the notice.

If nominations do not comply with the above procedures, the Chairman of VFG may disregard the nomination and instruct the inspector of elections to disregard any votes cast for such nominee. Official nominations by shareholders may be made only by following the procedures in our Articles of Incorporation. The nominating committee will consider all properly submitted nominations, but the committee has no obligation to recommend the nominees proposed by shareholders to the Board of Directors for inclusion on the Board's slate of proposed nominees at the next Annual Meeting.

Shareholders may recommend candidates for election by sending the name, address and principal occupation of the candidate to our nominating committee by mail, care of Shareholder Relations, Venture Financial Group, Inc., 721 College Street SE, Lacey, WA 98503.

The nominating committee does not have a formal written policy regarding evaluation of proposed nominees, whether proposed by shareholders, management or a director. The committee does not have a separate policy for shareholder-proposed candidates and does not believe such a policy is necessary as such candidates are evaluated in the same manner as other candidates. The committee evaluates proposed nominees in the context of the current composition of the Board, geographical considerations and the operating requirements of the Company. The committee looks at individual characteristics such as education, diversity, skills, age, experience, character and personal integrity. Although the committee does not require specific qualities, skills or minimal qualifications that a nominee must possess the committee seeks nominees who possess high moral character and personal integrity, leadership or managerial independent business judgment. The nominating committee evaluates shareholder proposed nominees and management nominees with the same standards and procedures.

When a vacancy occurs on the Board or a director's term is expiring, the nominating committee generally consults with business associates, community leaders, legal counsel and other professionals to identify potential candidates. In the past, the committee has not hired an outside search firm to find potential nominees.

Information about Nominees and Continuing VFG Directors



LOWELL E. (SONNY) BRIDGES, (59). Owner, Bridges Restaurants.
Venture Bank Board Member since 1993.

Mr. Bridges owns and operates Bridges Restaurant, Billy's Bar & Grill, Country Cousins, Ramblin' Jacks and Mercato Restaurant. He was also a member of the board of directors of Citizens First Bank until it was acquired by the Company and merged into Venture Bank.



LINDA BUCKNER, (55).   Vice President and Owner, Strapco
Venture Bank Board Member since 1994.

In addition to her work with Strapco, a consulting company, Ms. Buckner also provides consulting services related to interactive voice response systems. Her extensive community leadership posts include: Founder and Chair, Leadership Thurston County; President, Olympia/Thurston County Chamber of Commerce; member, Community Drug Court Support Foundation; and member, Olympia Area Roundtable. Ms. Buckner also served on the boards of the Washington Center for the Performing Arts and the Thurston County Economic Development Commission.



E. PAUL DETRAY, (70). President, DeTray's Quality Homes.
Venture Bank Board Member since 1979.

Mr. DeTray is one of the original directors of Venture Bank. In addition to operating the manufactured home retail company he founded in 1962, he also develops and owns retirement communities in Washington. Mr. DeTray is Director Emeritus and Past President, Manufactured Housing & Recreational Vehicle Association; member and Past Director, Washington Manufactured Housing Association; charter member and Past Director, Lacey Rotary; Past Venture Bank Chairman, Past VFG Chairman; and member, Olympia Master Builders and Lacey Thurston County Chamber of Commerce.



DR. JEWELL C. MANSPEAKER, (62). President & CEO, Grays Harbor College.
Venture Bank Board Member since 1995.

Dr. Manspeaker serves on a wide variety of professional and civic boards and associations. He is a member and Past President, Board of Presidents, Washington Association of Community and Technical Colleges; member and past President of the Grays Harbor Council; member of the Pacific Mountain Workforce Development Council; member and Past Chair, Board of Directors, Center for Information Systems; member, Northwest Association of Colleges, Schools, and Universities; member, American Association of Community Colleges; member and Past President, Washington Association of Community and Technical College Administrators. Dr. Manspeaker also served on the board of directors of Citizens First Bank until it was merged into Venture Bank.



PATRICK L. MARTIN, (65). Chairman & CEO, Patrick's Carpet One.
Venture Bank Board Member since 1980.

Mr. Martin also serves as a director of C.C.A. Global Partners, an international marketing company that owns and manages franchisees and cooperatives in mortgage, lighting and floor covering. He is Past Chairman, Puget Sound Carpet Co-op; Past President, Washington State Floor Covering Association; and Past President, Lacey Rotary. Mr. Martin also serves as a Director of Carpet Co-op of America, d/b/a Carpet One, Leading Edge Marketing, and CCA Global Partners, each public companies which have a class of securities registered under Section 12 or subject to the requirements of Section 15(d) of the Securities and Exchange Act of 1934. In addition, Mr. Martin currently serves as the Director of the Washington State Capital Museum, Director of Flooring One of the United Kingdom Manchester England, and is President of the Thurston County Drug Court Foundation.



A. RICHARD PANOWICZ, (59). Chairman, Enhanced Technologies, Financial Services, Inc.
Chairman, TAB Northwest, Inc./Archives Northwest.
Venture Bank Board Member since 1991.

Currently serves as the Chairman of the Board of Enhanced Technologies Financial Services, Inc, a financial services company designed to provide installment consumer loans, origination and accounting management. Prior to founding Archives Northwest, a records archival company, Mr. Panowicz owned TAB Northwest, a company specializing in office management systems. Mr. Panowicz also serves on the St. Peter's Hospital Community Board and the boards of directors of Washington Center for the Performing Arts, Olympia Hands-On Children's Museum and the Community Foundation. He is a member of the board of trustees, Saint Martin's College; member, Olympia Rotary; Past Director, Puget Sound chapter, American Records Management Association.



KEN F. PARSONS, **Sr.,** (58). Chairman, President & CEO, Venture Financial Group.
Venture Bank Board Member since 1979.

Mr. Parsons was a founding director of Venture Bank, and became president of the Bank in 1991. He is a founder and was the first Operational President of Illuminet (a public company) from 1981 to 1990. Mr. Parsons is Chairman, Washington Independent Community Bankers Association; advisory panel member to the Director, Washington State Department of Financial Institutions; and Vice Chairman, Bank Services Committee, Independent Community Bankers Association (ICBA) and a member of the Board of Directors of Bancard, a subsidiary of ICBA. Mr. Parsons is the former chairman of, and currently serves on the board of trustees of Saint Martin's College and on the board of the Association of Washington Business. Among his numerous community posts, he is an elected fire commissioner and member of the area-wide fire commissioners association. He is a Past President of Lacey Rotary and he also founded several local foundations for student scholarships.



LARRY SCHORNO, (60).
Venture Bank Board member since 1997.

Mr. Schorno is the former President of Schorno Agri-Business, a livestock export company he founded. Mr. Schorno pioneered the shipment of livestock by full charter aircraft. Schorno Agri-Business remains one of the nation's leading exporters of live animals and embryos, shipping to more than 15 countries. He serves as President of the Rocky Prairie Corp., a commercial real estate company, and Schorno Auction Co., a livestock sales firm. Mr. Schorno is currently a trustee of Washington State University and was named Yelm Citizen of the year for 2002. Mr. Schorno served as Chairman of the Board of Prairie Security Bank, which was acquired by the Company in 1997 and merged into Venture Bank. Mr. Schorno serves as a trustee of the Washington State University Foundation and has been active in the Thurston County Economic Development Council, the Association of Washington Business and was a recipient of the Washington State Governor's Export Award.

Information Regarding Nominees and Directors whose Terms Continue

The following table sets forth certain information with respect to the director nominees and the other continuing directors, including the number of shares beneficially held by each as of January 1, 2004.

Beneficial ownership includes any shares a director or executive officer can vote or transfer and stock options that are exercisable currently or become exercisable within 60 days. Except as noted below, each holder has sole voting and investment power for all shares shown as beneficially owned.

Name, Age and Tenure as Director	Principal Occupation Of Director During Last Five Years	Shares & Percentage Of Common Stock Beneficially Owned As of Jan 1, 2004	Director Class	Director Term Expiration
NOMINEES FOR DIRECTOR				
A. Richard Panowicz, 59 Director of VFG since 1995	Chairman, Archives Northwest	568,235 13.17% (1)	II	2004
Larry J. Schorno, 60 Director of VFG since 2002	Schorno Agri- Business	69,846 1.62% (2)	II	2004

_____
(1) Includes 63,495 shares held jointly with spouse; 8,820 shares held in a Charitable Remainder Trust, jointly with spouse; 25,488 shares held in an IRA account for the benefit of Mr. Panowicz; 460,152 shares held by the KSOP, considered beneficially owned by Mr. Panowicz as a trustee, and 800 shares that could be acquired within the next 60 days by the exercise of stock options.
(2) Includes 41,140 shares held jointly with spouse; and 28,706 shares held by the Trust under Will of Arthur Crate where Mr. Schorno is the Executor.

Name, Age and Tenure as Director	Principal Occupation Of Director During Last Five Years	Shares & Percentage Of Common Stock Beneficially Owned As of Jan 1, 2004	Director Class	Director Term Expiration
CONTINUING DIRECTORS				
Sonny E. Bridges, 59 Director of VFG since 2002	Owner, Bridges Restaurants	35,875 0.83% (3)	III	2005
Linda E. Buckner, 55 Director of VFG since 2002	Vice President & Owner, Strapco	28,864 0.67% (4)	III	2005
E. Paul DeTray, 70 Director of VFG since 1993	President, DeTray's Quality Homes, Inc.	208,298 4.83% (5)	III	2005
Jewell C. Manspeaker, 62 Director of VFG since 2002	President & CEO, Gray's Harbor Community College	21,204 0.49% (6)	I	2006
Patrick L. Martin, 65 Director of VFG since 1993	Chairman & CEO, Patrick's Carpet One	554,393 12.84% (7)	I	2006
Ken F. Parsons, 58 Director of VFG since 1984	Chairman, President & CEO of VFG	509,927 11.81% (8)	I	2006

(3) Includes 10,887 shares held jointly with spouse; 4,314 shares held in an IRA account for the benefit of Mr. Bridges, and 800 shares which could be acquired within 60 days by the exercise of stock options.

(4) Includes 15,590 shares held jointly with spouse; 7,832 shares held in an IRA account for the benefit of Ms. Buckner; 5,442 shares held in an IRA account for the benefit of her spouse.

(5) Includes 124,474 shares held jointly with spouse; 39,506 held by DeTray's Quality Homes; and 29,910 held by the DeTray Family Partnership.

(6) Includes 13,200 shares which could be acquired within 60 days by the exercise of stock options.

(7) Includes 54,530 shares held jointly with spouse; 12,729 shares held in an IRA account for the benefit of Mr. Martin; 2,488 shares held in an IRA account for the benefit of his spouse; 590 shares held in custodial accounts for the benefit of Mr. Martin's grandchild where his wife is the custodian; and 460,152 shares held by the KSOP, considered beneficially owned by Mr. Martin as trustee for the KSOP.

(8) Includes 274,202 shares held jointly with spouse; 6,622 shares held in an IRA account for the benefit of Mr. Parsons;3,667 shares held in an IRA account for the benefit of his spouse; 70,256 shares held in the KSOP for the benefit of Mr. Parsons; and 155,180 shares which could be acquired within 60 days by the exercise of stock options.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH DIRECTOR NOMINEE

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The Board of Directors met twelve times in 2003. All directors attended more than 75% of such meetings and of all committee meetings of which they were members. In determining whether a board member is independent, the company uses the definition of independence found in the NASDAQ listing standards.

Committees

The Board of Directors has established a Compensation Committee, an Audit Committee and a Nominating Committee.

Compensation Committee. The Compensation Committee reviews and proposes to the Board of Directors the compensation to be paid to Mr. Parsons and to board members. The committee reviews other compensation and benefit plan matters on behalf of the Bank. The committee met nine times in 2003. Current members of the committee are Messrs. Schorno (Chairman), Martin and Ms. Buckner. The Board has determined that each member is independent.

Nominating Committee. The Nominating Committee identifies and recommends persons to be the Board's nominees for the Board of Directors at each annual meeting of shareholders, and to fill vacancies on the Board between annual meetings. The committee met once in 2003. Current members of the committee are Messrs. DeTray (chairman), Bridges and Manspeaker. The Board has determined that each member is independent. The committee does not have a charter.

Audit Committee. The Audit Committee is composed of three directors of the Company who are considered "independent". The committee operates under a formal written charter (s*ee Appendix A to the Proxy Statement).* The committee is directly responsible for the appointment, compensation, retention and oversight of the outside auditors performing or issuing an audit report, and approves the engagement and fees for all audit and non-audit functions, with the outside auditors reporting directly to the committee. Other responsibilities of the Audit Committee include:

- reviewing and discussing with management the annual audited financial statements, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements;
- reviewing with management and the independent auditors VFG's quarterly financial statements prior to filing, or if contemplated, before the public release of quarterly results;
- reviewing the reports of bank regulatory authorities and reporting its conclusions to the Board;
- reviewing the procedures with respect to the records and business practices of the Company and the Bank; and
- reviewing the adequacy and implementation of the internal accounting and financial controls.

The committee held four meetings during the year. For 2003, members of the committee were Messrs. Panowicz (Chairman), DeTray and Manspeaker. The committee does not have an "audit committee financial expert" as defined by SEC rules. The Board believes that each of the committee's members possesses some, but not all, of the traits of a "audit committee financial expert" and that the committee as a whole has such education and experience necessary to provide strong, independent financial oversight.

REPORT OF AUDIT COMMITTEE

The Audit Committee met with management and the Company's independent accountants to review the Company's accounting functions and the audit process. The committee reviewed and discussed the audited consolidated financial with management and the independent accountants. The committee discussed with the independent accountants all matters required to be discussed under applicable auditing standards including those described in Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees).

Our independent accountants also provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the committee discussed with the independent accountants that firms independence.

Based on the committee's review of the audited consolidated financial statements and its discussions with management and the independent accountants noted above, the committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission.

Respectfully submitted by Audit Committee members:

A. Richard Panowicz (Chairman) ♦ *E. Paul DeTray* ♦ *Jewell C. Manspeaker*

Director Compensation

Director and Committee Fees. Outside directors receive a monthly retainer fee of $850, a board meeting attendance fee of $500 per meeting, and a committee meeting fee of $175 per meeting. Directors are paid meeting attendance fees only if present.

Performance Based Fees. A performance based fee schedule plan was implemented in 1993 under which, in addition to the base fees, directors receive fee adjustments based on VFG's annual performance as measured by return on assets. In 2003 this plan was amended to base annual performance as measured by net income. Directors were each paid $6,000 and $6,950 performance based fees in June 2003 and January 2004, respectively, for performance in 2003 based on net income and $6,000 in January 2003 for performance in 2002 based on return on assets.

Director Stock Option Plan. On April 19, 1994 the shareholders approved the *1994 Stock Option Plan for Non-Employee Directors* that authorized the grant of options to purchase shares of Common Stock to non-employee directors. The 1994 Plan supplemented the previously approved 1992 Stock Option Plan for Non-Employee Directors. The exercise price of the options granted under the respective plans must not be less than the greater of the book value or market value at the time of grant, and options have a term of not more than ten years from the date of grant. At December 31, 2003, options to purchase 70,637 shares have been granted, but unexercised under the 1994 Plan and 1992 Plan, and 61,992 shares remain available under the 1994 Plan.

The 1994 Plan expired effective April 19, 2004.

Long-Term Care Insurance. In 2002, the Company purchased Long-Term Care Insurance on its board members. Benefits under this plan vest over 10 years from the date of initial service to the Company. Expense related to this plan for 2003 and 2002 was $28,875 and $264,000, respectively.

EXECUTIVE COMPENSATION

Summary

The following table sets forth a summary of certain information concerning the compensation awarded to or paid by VFG and/or the Bank for services rendered in all capacities during the last three fiscal years to the Chief Executive Officer, and those executive officers earning in excess of $100,000 during the last fiscal year.

Summary Compensation Table

					Long-Term Compensation			
					Awards		Payouts	
		Annual Compensation						
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs(#) (2)	LTIP Payouts ($)	All Other Compensation ($)(3)
Ken F. Parsons President, Director & CEO-VFG Chairman, Director & CEO-Bank	2003 2002 2001	$224,510 $216,918 $210,600	$185,726 $138,000 $ 85,000	$10,884.00 $ 9,952.00 $ 9,090.00	$0 $0 $0	2,500 3,000 0	$0 $0 $0	$187,302 $248,804 $284,910
Jon M. Jones (4) President of	2003 2002	$156,000 $125,100	$129,051	$0 $0	$0 $0	5,000 3,000	$0 $0	$54,651 $35,107

Venture Bank	2001	$106,050	$78,000 $39,100	$0	$0	2,000	$0	$28,354
Cathy M. Reines (5) EVP/CFO	2003 2002 2001	$80,000 $0 $0	$30,768 $0 $0	$0 $0 $0	$0 $0 $0	2,500 0 0	$0 $0 $0	$ 5,510 $0 $0
Bruce H. Marley (6) EVP/Chief Lending Officer	2003 2002 2001	$103,750 $37,087 $0	$37,748 $9,000 $0	$0 $0 $0	$0 $0 $0	2,500 0 0	$0 $0 $0	$22,105 $0 $0
Patricia A. Graves EVP/Retail Banking	2003 2002 2001	$90,000 $78,375 $73,749	$59,562 $42,000 $27,200	$0 $0 $0	$0 $0 $0	3,000 2,500 2,000	$0 $0 $0	$31,671 $20,344 $17,596

(1) Represents Deferred Compensation paid to Mr. Parsons as deferred compensation.
(2) Consists of awards granted pursuant to VFG's Employee Stock Option and Restricted Stock Award Plan.
(3) Represents amounts paid by VFG pursuant to the Company's KSOP (as defined below) and amounts paid in the Company's Salary Continuation Plan on behalf of Messrs. Parsons, Jones, Marley, Ms. Reines and Ms. Graves.
(4) Mr. Jones was appointed President of Venture Bank effective November 15, 2002. Prior to his appointment, Mr. Jones served as the Bank's Executive Vice President and Chief Lending Officer.
(5) 2003 compensation for Ms. Reines reflects partial year salary due to hire date of May 1, 2003.
(6) 2002 compensation for Mr. Marley reflects partial year salary due to hire date of August 12, 2002.

Stock Options

Stock Option Grants. The following table sets forth certain information concerning individual grants of stock options under the stock option plans to the named executive officers during the year ended December 31, 2003.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Individual Grants					**Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)**	
Name	**Options Granted (2)**	**% of Total Options Granted to Employees**	**Exercise Price**	**Expiration Date**	**5%**	**10%**
Ken F. Parsons	2,500	10%	$20.50	08/01/2013	$32,225	$81,700
Jon M. Jones	5,000	20%	$20.50	08/01/2013	$64,450	$163,400
	2,500	10%	$20.50	08/01/2013	$32,225	$81,700

Cathy M. Reines						
Patricia A. Graves	2,500	10%	$20.50	08/01/2013	$32,225	$81,700
Bruce H. Marley	2,500	10%	$20.50	08/01/2013	$32,225	$81,700

(1) The potential realizable value is based on the assumption that the stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. These numbers are calculated based on the requirements of the SEC and do not reflect VFG's estimate of future stock price performance. Actual gains, if any, on stock options exercised and common stock holding are dependent upon future performance of the Company and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

(2) Each option granted vests at the rate of approximately 20% per annum, beginning August 1, 2004 . Options will become immediately exercisable in the event of a change in control of the Company. Each option has an exercise price equal to the greater of (i) the fair market value; or (ii) the net book value of the Common Stock on the date of grant. The options were granted on August 1, 2003.

Stock Option Exercises. The following table sets forth certain information concerning exercises of stock options pursuant to VFG's stock option plans by the executive officers named in the compensation table during the year ended December 31, 2003 and stock options held at year end.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized (1)	Number of Unexercised Options at Year End		Value of Unexercised Options at Year end (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ken F. Parsons	62,268	$ 903,197	155,180	4,900	$ 2,219,911	$ 36,605
Jon M. Jones	7,900	$ 126,061	34,800	14,200	$ 380,110	$ 117,190
Cathy M. Reines	0	0	0	2,500	$ 0	$ 6,125
Patricia A. Graves	5,714	91,178	16,054	10,300	$ 170,981	$ 65,655
Bruce H. Marley	0	0	0	2,500	$ 0	$ 6,125

(1) Reflects the amount realized from the aggregate of the current market price of the Common Stock less the exercise price.

(2)   On December 31, 2003 the estimated market price of the Common Stock was $22.95. For purposes of the foregoing table, stock options with an exercise price less than that amount are considered to be "in-the-money" and are considered to have a value equal to the difference between this amount and the exercise price of the stock option multiplied by the number of shares covered by the stock option.

Long-Term Care Insurance. In 2003 and 2002, the Company purchased Long-Term Care Insurance on certain management personnel. Benefits under the 2002 plan vest over 10 years from the date of the initial service to the Company. Benefits under the 2003 plan vest over 10 years from the date of the agreement. Expense related to this plan in 2003 and 2002 was $25,178 and $134,000, respectively.

Employment Agreements

Ken F. Parsons. On September 1, 1996, VFG entered into an employment agreement with Mr. Parsons, the President and Chief Executive Officer of VFG and Chief Executive Officer of the Bank. The agreement has an eight-year term, subject to renewal. VFG may terminate the agreement at any time for cause without incurring any post-termination obligation to Mr. Parsons, or without cause with severance benefits of thirty-six months' salary continuation. If Mr. Parsons terminates his employment for any reason within twelve months of a change in majority control of VFG, then the agreement provides the same severance benefits. Mr. Parsons is generally prohibited from competing with VFG in its market area for at least twelve months following termination for any reason. The non-compete and compensation period is increased to thirty-six months following termination by VFG without cause or by Mr. Parsons with good reason. The agreement provides that upon retirement, Mr. Parsons will receive a continuing service consulting fee for five years based upon annual cash compensation and years of serving VFG.

Jon M. Jones. Effective September 5, 2001, VFG and the Bank entered into an employment agreement with Mr. Jones, as Executive Vice President and Chief Lending Officer of the Bank. The agreement has a two-year term, with automatic two-year term renewals on each anniversary date of the agreement. VFG may terminate the agreement at any time for cause without incurring any post-termination obligation to Mr. Jones, or without cause with severance benefits of 12 months' salary continuation. If Mr. Jones terminates his employment for any reason within twelve months of a change in majority control of VFG, then the agreement provides severance benefits of 24 months' salary continuation. Mr. Jones is generally prohibited from competing with VFG in its market area for at least twelve months following termination for any reason.

On November 15, 2002, Mr. Jones was appointed President of the Bank. The terms of his employment agreement were unchanged. Mr. Parsons recommended and the Compensation Committee approved an increase in Mr. Jones annual salary to $156,000 in connection with his promotion.

Cathy M. Reines. Effective May 1, 2003, VFG and the Bank entered into an employment agreement with Ms. Reines, as Executive Vice President and Chief Financial Officer of the Bank. The agreement has a two-year term, with automatic one-year term renewals on each anniversary date of the agreement. VFG may terminate the agreement at any time for cause without incurring any post-termination obligation to Ms. Reines, or without cause with severance benefits of 12 months' salary continuation. If Ms. Reines terminates her employment for any reason within 24 months of a change in majority control of VFG, then the agreement provides severance benefits of 24 months' salary continuation. Ms. Reines is generally prohibited from competing with VFG in its market area for at least twelve months following termination for any reason.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) [1] [2]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in Column (a)) (c) [1]
	Year Ended December 31, 2003		
Equity compensation plans approved by security holders	412,430 (3)	$10.84	150,712 (4)
Equity compensation plans not approved by security holders	0	$0	0

(1) Consists of shares that are outstanding and shares available for future issuance under the respective plans. The material features of the plans are described below. Share amounts have been adjusted to reflect the two-for-one stock split effective November 15, 2002.

(2) Includes shares that were assumed through various mergers and acquisitions.

(3) Includes 70,637 shares for Directors and 341,793 shares for Employees.

(4) Includes 61,992 shares for Directors and 88,720 shares for Employees.

EMPLOYEE COMPENSATION PLANS

Executive Supplemental Income Plan

In 1992, the Company adopted an Executive Supplemental Income Plan ("ESIP") covering a senior group of management personnel. The post-retirement benefit provided by the ESIP is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. Additionally, the ESIP provides a pre-retirement death benefit. These benefits are funded by life insurance policies owned by the Company covering the lives of participants. In 2001 the ESIP was replaced by a Salary Continuation Plan substantially similar in benefits and structure.

1999 Employee Stock Option Plan

In 1999, shareholders of VFG approved the 1999 Employee Stock Option Plan ("Plan"). In 2003, this plan was amended to provide additional incentives to selected eligible key officers of VFG and its subsidiaries with the intention of:

- attracting and retaining the best available personnel for positions of responsibility with the Company and its subsidiaries,
- promoting the success of the business activities of the Company, and
- increasing shareholder value.

The incentives are in the form of options to purchase shares of Common Stock. The Company has the first right of refusal to purchase any shares issued under the Plan prior to the shares being sold on the open market. At December 31, 2003, options covering 341,793 shares were granted and remain unexercised under this plan. At the 2004 Annual Meeting, the shareholders will be asked to approve a new plan that covers employees and directors. (see Proposal No. 2: 2004 Stock Incentive Plan).

Under the terms of the plan, the exercise price of option shares will be the greater of the fair market value or net book value of the shares on the date the option is granted. All options granted in accordance with the Plan are incentive options under Section 422A of the Internal Revenue Code, and are exercisable over a ten year period from the date of the grant.

Employee Stock Ownership Plan

VFG provides retirement benefits to eligible employees through an Employee Stock Ownership Plan that includes Internal Revenue Code 401(k) provisions (the "KSOP"). The KSOP was adopted as a 401(k) plan in 1987, and restated in 1992 to add employee stock ownership plan provisions. Eligible employees may defer up to 15% of their annual compensation on a pre-tax basis subject to certain IRS limits. Under the terms of the KSOP, the Company matches one-half the employees contributions, up to 3% of the employees compensation. Profit sharing contributions to the KSOP may also be made at the discretion of the Board of Directors.

All funds in the KSOP are held in trust. The KSOP is administered by a Board of Trustees that consist of Messrs. Martin, Panowicz and Cathy Reines, the Company's Chief Financial Officer. Investment of employee contributions to the KSOP, are directed by the employee into a combination of the Company's Common Stock or mutual and money market funds. The investment of Company contributions to the KSOP are generally invested in shares of the Company's Common Stock, although the Trustees have the discretion to invest in such other prudent investments as deemed appropriate.

Upon retirement or termination of employment, a participant is entitled to receive all Employer Basic Contributions, Employee Salary Reductions and Rollover Contributions as these terms are defined in the KSOP. The participant will also be eligible to withdraw Employer Optional and Matching Contributions contributed by VFG from profits, subject to a vesting schedule. A participant becomes fully vested in five years, with vesting of 20% each year after the first year of participation.

Contributions to the KSOP for the year ended December 31, 2003 were $562,000.

Incentive Compensation Plan

Incentive compensation is awarded to officers and qualified employees based on the financial performance of the Company. Awards are payable if the Company meets earnings targets and the employee meets pre-identified personal goals. The total amount awarded is based on a percentage of the participant's base salary.

Executive Compensation Interlocks and Insider Participation

The Compensation Committee is composed of independent outside Directors. There are no Executive Compensation Committee interlocks.

REPORT OF COMPENSATION COMMITTEE

The report of the Personnel and Compensation Committee is intended to describe in general terms the process the committee undertakes and the factors it considers in determining the appropriate compensation for VFG executive officers, including the executive officers named in the summary compensation table.

Responsibilities and Composition of the Committee

The committee is responsible for:

- establishing and monitoring compensation programs for executive officers of VFG and its subsidiaries;
- administering and maintaining such programs in a manner that will benefit the long-term interests of VFG and its shareholders;
- determining the compensation of the Chief Executive Officer; and
- determining the compensation of the Board of Directors.

In carrying out its responsibilities, the committee may, from time to time, use a variety of resources, including retaining experts in compensation matters. In 2003, the committee retained a nationally recognized firm to assist them in evaluating compensation and benefit programs used by VFG and the Bank. Current members of the committee are Messrs. Schorno (Chairman), Martin, and Ms. Buckner. None of the members of the Committee are officers or employees of VFG or the Bank.

Compensation Philosophy

The committee's philosophy reflects and supports the Company's goals and strategies. Currently, VFG's strategy is to expand the market share of markets currently served and to enter new markets within Western Washington. The key elements of this strategy are increased market penetration, geographic expansion, loan portfolio growth, development of innovative new product offerings, expanding the banking relationship with each customer and maintenance of asset quality. The committee believes these goals, which are intended to create long-term shareholder value, must be supported by a compensation program that:

- attracts and retains highly qualified executives;
- provides levels of compensation that are competitive with those offered by other financial institutions;
- motivates executives to enhance long-term shareholder value by helping them to build their own ownership in VFG; and
- integrates VFG's long-term strategic planning and measurement processes.

Components of Compensation Program

VFG's compensation program for executives consists of four key elements:

- base salary;
- a performance-based annual bonus;
- periodic grants of options and other stock-based compensation; and
- the Salary Continuation Plan ("SCP").

The committee believes that this four-part approach best serves the interests of VFG and its shareholders. It enables VFG to meet the requirements of the highly competitive banking environment in which it operates, while ensuring that executive officers are compensated in a way that advances both the short and long-term interests of shareholders. The variable annual bonus permits individual performance to be recognized and is based, in significant part, on an evaluation of the contribution made by the officer to VFGs overall performance. Options and other stock-based compensation relate a significant portion of long-term remuneration directly to stock price appreciation realized by VFG's shareholders, and further serve to promote an executive's continued service to the organization. The SCP is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. Additionally, the SCP provides a pre-retirement death benefit.

Base Salary. Base salaries for VFG's executive officers except for the Chief Executive Officer are recommended by the Chief Executive Officer to the committee for approval, taking into account such factors as competitive industry salaries, an executive's scope of responsibilities, and individual performance and contribution to the organization.

Annual Incentive. Executive officers have an annual incentive (bonus) opportunity with awards based on the overall net income performance of VFG and personal performance goals. If at the end of the fiscal year, VFG's net income performance and individual performance goals meet the targets that have been established, the amounts established at the beginning of the year are recommended to the committee for approval. If actual performance is either higher or lower than target, recommended incentives are adjusted upward or downward, accordingly.

Stock Option and Other Stock-Based Compensation

Equity-based compensation is intended to more closely align the financial interests of VFG's executives with long-term shareholder value, and to assist in the retention of executives who are key to the success of VFG and its subsidiaries. Equity-based compensation has taken the form of incentive stock options pursuant to VFG's existing stock option plans. The committee determines from time to time which executives, if any, will receive stock options and determines the number of shares subject to each option. Grants of stock options are based on various subjective factors relating primarily to the responsibilities of individual executives, their past and expected future contributions to VFG and prior option grants.

Chief Executive Officer Compensation

The base compensation for VFG's President and Chief Executive Officer, Ken F. Parsons, was determined by the committee with final approval by the Board of Directors of VFG based on the same criteria as the compensation for the other executive officers. VFG entered into an eight-year employment agreement with Mr. Parsons on September 1, 1996. The Chief Executive Officer's bonus potential is based on achievement of growth and earnings targets, and is determined by the committee with final approval by the Board of Directors. The performance target was achieved for 2003. Mr. Parsons does not participate in matters relating to his own compensation.

Conclusion

The Committee believes that for the 2003 fiscal year, the compensation for Mr. Parsons, as well as for the other executive officers, was consistent with VFG's overall compensation philosophy and clearly related to the realization of VFG's goals and strategies for the year.

<p align="center">Respectfully submitted by Committee members:</p>

<p align="center">*Larry Schorno (Chairman) ♦ Patrick L. Martin ♦ Linda Buckner*</p>

<p align="center">**STOCK PERFORMANCE GRAPH**</p>

The following line graph compares the total cumulative shareholder return on the Company's Common Stock, based on quarterly reinvestment of all dividends, to the cumulative total returns of the Standard & Poor's S&P Composite 500 Index and the SNL Index of all banks traded on the electronic Bulletin Board on Pink Sheets. The graph assumes $100 invested on December 31, 1998 in the Company's Common Stock and each of the indices. The graph does not depict actual operating financial performance of the Company.



Venture Financial Group, Inc.
Stock Performance

| | Period Ending | | | | | |
Index	12/31/98	12/31/99	12/31/20	12/31/01	12/31/02	12/31/03
VFG	$100.00	$ 76.67	$ 74.87	$68.33	$100.00	**$153.00**
S&P 500	$100.00	$121.11	$110.34	$97.32	$75.75	**$97.51**
SNL All Bulletin Board on Pink Sheets	$100.00	$ 87.56	$75.13	$78.74	$97.95	**$134.58**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as of January 1, 2004, with respect to the shares beneficially owned by (i) the non-director executive officers named in the compensation table; (ii) all persons known by management who beneficially own more than five percent of VFG's common stock (except for Mr. Parsons, whose ownership information is provided elsewhere in this document) and (iii) all executive officers and directors of VFG as a group. Except as noted below, each holder has sole voting and investment power with respect to shares listed as owned. Unless otherwise noted, all shares owned represent less than one percent of the outstanding shares of VFG.

Name and Age	Current Position with Company and Prior Five Year Business Experience	Number of Shares Beneficially Owned	Percent of Class Beneficially Owned
Jon M. Jones, 42	President and Director of Venture Bank – Since 2002 EVP/Chief Lending Officer 1998 - 2002	60,986 (1)	1.41%
Cathy M. Reines, 40	EVP/Chief Financial Officer of Venture Bank – Since 2003 Partner/Director, RSM McGladrey from 1994 – 2003	460,152 (2)	10.66%
Patricia A. Graves, 43	EVP/Retail Banking of Venture Bank Since - 2003 EVP/Operations of Venture Bank from1999 - 2003	34,168 (3)	0.79%

Bruce H. Marley, 56	EVP/Chief Lending Officer of Venture Bank since 2003 SVP/Credit Administrator of Venture Bank from 2002 – 2003 VP/Treasurer of Labor Ready, Inc. from 2000 – 2002 VP/Director of Labor Ready, Inc. from 1999 - 2000	4,000 (4)	0.09%
VFG Employee Stock Ownership Plan ("KSOP")		460,152 (5)	10.66%
Directors and Executive Officers as a group (12 members)		1,635,644 (6)	37.89%

(1) Includes 12,580 shares held jointly with spouse; 13,606 shares held in the KSOP for the benefit of Mr. Jones and 34,800 shares which could be acquired within 60 days by the exercise of stock options.
(2) Includes 460,152 shares held by the KSOP that are considered beneficially owned by Messrs. Martin, Panowicz and Ms. Reines.
(3) Includes 8,814 shares held jointly with spouse; 9,300 shares held in the KSOP for the benefit of Ms. Graves and 16,054 shares which could be acquired within 60 days by the exercise of stock options.
(4) Includes 4,000 shares held in an IRA for the benefit of Mr. Marley.
(5) Under SEC rules, the KSOP is considered to beneficially own these shares with Messrs. Martin, Panowicz and Ms. Reines.
(6) Includes 460,152 shares held by the KSOP that are considered beneficially owned by Messrs. Martin, Panowicz and Ms. Reines. Also includes options for 219,234 shares owned by directors and management, which are exercisable within 60 days of December 31, 2003.

PROPOSAL NO. 2: 2004 STOCK INCENTIVE PLAN

General

At the annual meeting of shareholders on May 22, 2003, our shareholders authorized an additional 100,000 shares of our common stock to be available for future grants under our 1999 Stock Option Plan. 88,720 shares remain available for issuance. The purpose of the stock option plan is to attract and retain the best people available in order to enhance the performance of the Company. The Board believes that a form of non-cash compensation, the value of which is related to the long-term performance of the Company, is consistent with the interests of the Company's shareholders.

At the annual meeting of shareholders on April 19, 1994 our shareholders approved the 1994 Directors Stock Option Plan which expired on April 19, 2004 with 61,992 shares remaining unissued. The 2004 Stock Incentive Plan presented here is intended to replace and combine both the existing 1999 Employee Stock Option Plan and the expired 1994 Director Stock Option Plan.

In addition to authorizing additional shares for future awards, the proposed 2004 Plan includes features that are not in the 1999 Plan. The Financial Accounting Standards Board has announced its intention to draft rules that could require us to expense the "value" of stock options grants. If either we voluntarily adopt SFAS 123, which permits companies to expense stock options, or SFAS 123 is mandated as a result of further regulatory action, the high value assigned to stock options may make their further use less attractive and make the use of smaller grants of restricted stock, particularly grants with performance-based vesting, more attractive. The current 1999 Plan has no provisions permitting the grant of restricted stock. As a result of these developments, the Board of Directors concluded that a new equity-based compensation plan with additional features should be adopted. We are seeking shareholder approval of the 2004 Stock Incentive Plan. The principal features of the 2004 Plan are summarized below, which description is subject to the terms of the 2004 Plan attached as Appendix B.

The Board considered a number of factors in determining whether to adopt the 2004 Plan. The main features of the 2004 Plan and the differences between the 2004 Plan and 1999 Plan are discussed below.

The 2004 Plan authorizes awards of stock options to purchase or grants of up to 200,000 shares of our common stock. This is to assure shareholders that the 2004 Plan authorizes a reasonable number of future grants. Upon approval of the 2004 Plan, no further grants would be made under the 1999 Plan.

The principal difference in the 2004 Plan is provisions allowing for restricted stock grants in addition to awards of stock options. Generally, restricted stock grants are grants of shares to an employee, director or consultant at no cost with a provision that provides that if the grantee quits or is terminated, the shares can be repurchased by the company for nominal value. While the grantee holds the shares, they are entitled to receive dividends, if any, and to vote the shares. Over time (typically five years) or as a result of the company or the grantee achieving certain pre-established goals, the restrictions are removed and the employee would be free to dispose of the shares. Until the shares vest, the employee cannot transfer the shares.

Description of the 2004 Plan

Stock options and restricted stock grants may be awarded under the 2004 Plan. Stock options granted under the 2004 Plan may be "incentive stock options," as defined in Section 422 of the Internal Revenue Code, or nonqualified stock options. The 2004 Plan will be administered by a committee appointed by the Board of Directors. If no such committee is appointed, the Board of Directors will act as such committee.

Shares Subject to the 2004 Plan. Shares of common stock that may be awarded under the 2004 Plan are:

- the 200,000 shares reserved for issuance under the 2004 Plan; including any shares represented by awards under the 2004 Plan which are forfeited, expire, cancelled without delivery of shares, or otherwise result in the return of shares to the Company.

Limitation. The 2004 Plan provides for the following limitation:

- the maximum aggregate number of shares underlying all awards to any person in any single fiscal year is 10,000 shares of common stock.

Eligibility. Incentive stock options may be awarded only to employees of the Company or its subsidiaries. Nonqualified stock options and restricted stock grants may be awarded to directors, employees and consultants of the Company and its subsidiaries, as well as to persons to whom offers of employment have been made. The Committee, in its discretion, will select the individuals to whom options and restricted stock will be awarded, the time or times at which such awards are made, and the number of shares subject to each award.

Terms and Conditions of Awards. Each award must be evidenced by a written agreement between the Company and the optionee or grantee.

Purchase Price. The Committee will determine the exercise price for the shares of common stock underlying each stock option at the time the stock option is awarded. The exercise price for shares under a stock option may not be less than 100% of the fair market value of the common stock on the date such option is granted. The Committee will determine whether or not a restricted stock grantee must make a payment to The Company for all or some portion of the fair market value of the shares of common stock covered by the award. The fair market value for a share of the Company common stock underlying each award is determined by the committee as of the date the award is granted.

Vesting of Award. The Committee will determine when stock options become exercisable. In the case of restricted stock grants, the Committee will also determine whether grants are subject to a performance-based vesting schedule, a time-based vesting schedule or combination of both. The terms of vesting are at the discretion of the Committee.

Form of Consideration. The means of payment for shares issued upon exercise of an award will be specified in each award agreement. The 2004 Plan permits payment of the exercise price of a stock option to be made by cash, check, and by delivery of other shares of The Company common stock that have been owned for six months or more as of the exercise date. For nonqualified stock option exercises and restricted stock grants, the recipient must also pay the Company the amount of federal, state, and local withholding taxes required to be withheld by the Company.

Term of Stock Options. The term of a stock option may be no more than ten years from the date of grant. No stock option may be exercised after the expiration of its term.

Death or Disability. If an optionee's employment, services as a director or consulting relationship terminates as a result of his or her death, then all stock options he or she could have exercised at the date of death, may be exercised within the twelve month period following death by his or her estate or by the person who acquires the exercise right by bequest or inheritance. In addition, if optionee's employment, services as a director or consulting relationship terminates as a result of the optionee's total and permanent disability, then the optionee may, within twelve months after the termination, exercise all stock options he or she could have exercised at the termination date, provided that no such stock options may be exercised after expiration of the term specified in the stock option agreement.

Termination of Employment. If an optionee ceases to be an employee, he or she must exercise outstanding stock options within 30 days of termination or 90 days if the optionee retires. If termination is for cause, as determined by the Company, the option will terminate upon notice of termination of employment.

Nontransferability of Stock Options. Unless otherwise determined by the Committee, stock options awarded under the 2004 Plan are not transferable other than by will or the laws of descent and distribution

22

and may be exercised during the optionee's lifetime only by the optionee.

Other Provisions. An award agreement may contain other terms, provisions, and conditions not inconsistent with the 2004 Plan, as may be determined by the Committee.

Restricted Stock Grants. Restricted stock grants may be made alone, in addition to, or together with other awards under the 2004 Plan. Unless the Committee determines otherwise, each Restricted Stock Agreement will provide that any non-vested stock is repurchased by the Company for a nominal amount upon the recipient's termination of employment for any reason. The repurchase provisions for the non-vested stock will lapse at a rate or upon the achievement of present goals, as determined by the Committee. Shares covered by a restricted stock grant may not be transferred by the grantee prior to vesting.

Adjustments upon Changes in Capitalization, Merger or Sale of Assets. In the event that the Company's stock changes by reason of any stock split, dividend, combination, reclassification or other similar change in capital structure effected without the receipt of consideration, appropriate adjustments will be made in the number and class of shares of stock subject to the 2004 Plan, the number and class of shares of stock subject to any outstanding stock option under the 2004 Plan, and the exercise price for shares subject to any such outstanding stock option. In the event of a liquidation or dissolution, any unexercised awards will terminate. In the event of a change of control options will terminate unless the terms of the transaction provide for the assumption, substitution or adjustment of each outstanding award.

Amendment and Termination of the Stock Plan. The Board may amend, alter, suspend or terminate the 2004 Plan, or any part thereof, at any time and for any reason. However, the Company will obtain shareholder approval for any amendment to the 2004 Plan to the extent necessary and desirable to comply with applicable laws. No such action by the Board or shareholders may alter or impair any award previously granted under the 2004 plan without the written consent of the grantee. The 2004 Plan shall remain in effect for 10 years unless terminated by action of the Board or operation of law.

Federal Income Tax Consequences Relating to the 2004 Stock Incentive Plan

The federal income tax consequences to the Company and recipients of stock options and restricted stock grants under the 2004 Plan are complex and subject to change. Several different types of instruments may be awarded under the 2004 Plan.

New Plan Benefits

No shares have been issued under the 2004 Stock Incentive Plan.

Vote Required and Board Recommendation

The affirmative vote of holders of a majority of the shares of common stock cast in person or by proxy at the meeting is required for approval of the 2004 Stock Incentive Plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>"FOR"</u> THE 2004 STOCK INCENTIVE PLAN

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2003 directors and executive officers of VFG and the Bank and their associates were also customers of the Bank. It is anticipated that directors, executive officers, and their associates will continue to be customers of the Bank in the future. The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others and which do not involve more than the normal risk of collectability or present other unfavorable features.

Venture Bank leases office space in which the Hawks Prairie branch office is located at 130 Marvin Road SE, Lacey, Washington, from Hawks Prairie Professional Center LLC, of which the Company's President and Chief Executive Officer, Ken F. Parsons and director E. Paul DeTray are both partners. The initial term of the lease is five (5) years, with three five (5) year renewal options. The current lease payment is $15,954 per month, (which is adjusted on an annual basis in accordance with the Consumer Price Index for the Seattle, Tacoma, Bremerton area effective on each anniversary date of the lease). The Company and Venture Bank considers the rent and the terms and conditions of the lease agreement to be fair and substantially the same or better than the terms and conditions of leases prevailing for comparable arms-length transactions.

Stock Repurchase Program

24

On April 23, 2002, the Board approved a stock repurchase program that allowed the repurchase of up to 100,000 shares of VFG's Common Stock or 2% of the Company's outstanding shares in scheduled purchases over time, through open market transactions, block purchases, or through privately negotiated transactions, including, from time to time, the purchase of shares from directors and executive officers of VFG. Under this plan 91,746 shares were repurchased in 2002 for a total of $950,000.

On December 11, 2002, the Board approved a stock repurchase program that allowed for the repurchase of up to 132,000 shares of VFG Common Stock or approximately 3% of the Company's outstanding shares in purchases over a three month period, through open market transactions or through privately negotiated transactions. Under this plan 69,572 shares were repurchased in 2003 for a total of $1,174,792.

On February 19, 2003 The Board approved a stock repurchase program to allow for the repurchase of 87,580 shares of VFG Common Stock or approximately 2% of the Company's outstanding shares in scheduled purchases over time in either privately negotiated transactions or through the open market. On June 18, 2003 and again on October 15, 2003 this plan was amended to add additional shares for repurchase for not more than 6.25% of the Company's outstanding shares. This increase is represented by 37,420 shares and 150,000 shares, respectively. During 2003 177,399 shares were repurchased under this plan for a total of $3,652,464.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

VFG has adopted procedures to assist its directors and executive officers with Section 16(a) of the Securities Exchange Act, which includes assisting the officer or director in preparing forms for filing with the Securities Exchange Commission. Based on the review of such forms, VFG believes that all of its executive officers and directors complied with all filing requirements applicable to them, except for Messrs. Parsons, Schorno, Marley and Ms. Graves. Messrs. Parsons and Schorno inadvertently failed to file a timely statement of change in beneficial ownership on Form 4 to report options exercised in June 2003. Mr. Marley and Ms. Graves inadvertently failed to file a timely statement of beneficial ownership on Form 3 to report their promotions to Executive Vice Presidents in January 2003 and a timely statement of change in beneficial ownership on Form 4 to report options granted in August 2003. Ms. Graves also failed to file a timely statement of change in beneficial ownership on Form 4 to report options exercised in December 2003. All of these required forms have subsequently been filed to report these transactions.

AUDITORS

Moss Adams, LLP independent certified public accountants, performed the audit of the consolidated financial statements for VFG and its wholly owned subsidiaries for the year ended December 31, 2003. A representative of Moss Adams has been invited to the Annual Meeting, and may have the opportunity to make a statement if desired.

Fees Paid to Independent Auditors

As a result of the new Securities and Exchange Commission (the "SEC") rule on Auditor Independence (Final Rule: *Strengthening the Commission's Requirements Regarding Auditor Independence;* see http://www.sec.gov/rules/final/33-8183.htm for the complete rule) there are now four categories of reporting fees to be reported as follows:

1. Audit Fees

2. Audit-Related Fees

3. Tax Fees

4. All Other Fees

This information is in our SAS 61 letter provided to the audit committee and is as follows:

Audit fees. The aggregate fees and expenses billed to us in 2003 by Moss Adams, LLP were $85,000 related to our annual audit of the Company's financial statements, review of Form 10-K, Forms, 10-Q review and out-of-pocket related costs. The aggregate fees and expenses billed to us in 2002 by McGladrey in connection with the audit of Company's 2002 financial statements and review of financial information including SEC filings was $82,500.

Audit related fees. The aggregate fees and expenses billed to us by Moss Adams, LLP were $560 related to various accounting and auditing questions. There were no audit related fees for 2002.

Tax Fees. The aggregate fees and expenses billed to us by Moss Adams, LLP in 2003 were $11,000 related to the preparation of the tax return, estimated quarterly tax payments and related tax planning matters. The aggregate fees and expenses billed to us by McGladrey & Pullen Tax services, LLC were $29,500 related to the preparation of the final Harbor Bank and consolidated Venture Financial Group tax return, estimated quarterly tax payments and related tax planning.

All Other Fees – No other fees were paid to Moss Adams, LLP during 2003. The aggregated fees and expenses billed by RSM McGladrey, Inc. (affiliates of McGladrey & Pullen, LLP) for all other services rendered to the Company during the fiscal year ended December 31, 2002 were $38,400.

We did not engage Moss Adams, LLP or McGladrey to provide advice regarding financial information systems design and implementation during the fiscal year ended December 31, 2003 or 2002.

For the fiscal year 2003, the Board considered and deemed the services provided by Moss Adams compatible with maintaining the principal accountant's independence. For the fiscal year 2002, the Board considered and deemed the services provided by McGladrey compatible with maintaining the principal accountant's independence.

Pre-Approval Policies

All audit and non-audit services performed by Moss Adams, and all audit services performed by other independent auditors, must be pre-approved by the Audit Committee. These services include, but are not limited to, the annual financial statement audit, audits of employee benefit plans, tax compliance assistance, and tax consulting. Moss Adams may not perform any prohibited services as defined by the Sarbanes-Oxley Act of 2002 including but not limited to any bookkeeping or related services, information systems consulting, internal auditing outsourcing, legal services or any management or human resources function. The Audit Committee pre-approved each of the services provided by Moss Adams during 2003.

Change in Independent Public Accountants

On March 25, 2003, the Audit Committee engaged the accounting firm of Moss Adams, LLP as independent accountants for the fiscal year 2003. At that time, the Board notified McGladrey and Pullen, LLP ("McGladrey") that McGladrey would not be retained to serve as independent public accountants for the fiscal year 2003. McGladrey continues to perform other non-auditing functions. McGladrey's reports on our consolidated financial statements for the two most recent fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years 2002 and 2001 and the interim period prior to March 25, 2003, there were no disagreements with McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to McGladrey's satisfaction, would have caused it to make reference to the subject matter in connection with its reports on our consolidated financial statements for such years, and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K. During fiscal years 2002 and 2001 and the interim period prior to March 25, 2003, we did not consult Moss Adams LLP regarding the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matter or reportable event that would be required to be reported on the Form 8-K filed on April 1, 2003. We provided McGladrey with a copy of the foregoing disclosures and McGladrey agreed with such statements.

OTHER MATTERS

The Company posts its annual report, Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and press releases on its investors relations page at www.venture-bank.com. These reports are posted as soon as reasonably practicable after they are electronically filed with the SEC. All SEC filings of the Corporation are also available free of charge at the SEC's website, www.sec.gov, or by calling the SEC at 1-800-SEC-0330. Written requests for the Form 10-K should be addressed to Leigh Baxter, Venture Financial Group, Inc., 721 College Street, P.O. Box 3800, Lacey, Washington 98509-3800.

The Board of Directors knows of no other matters to be brought before this Annual Meeting. However, if other matters should properly come before the meeting, it is the intention of the persons named in the Proxy to vote the Proxy in accordance with the recommendations of management on such matters.

CODE OF BUSINESS CONDUCT

The Company's Code of Business Conduct, which is a code of ethics applicable to management, is available on its website at www.venture-bank.com. The Company will immediately post any changes to its Code of Business Conduct on the website.

SHAREHOLDER COMMUNICATIONS

The Company does not have a formal, written policy prohibiting or permitting shareholder communications with the Board of Directors. Management is primarily responsible for communicating with investors, financial analysts, the media and the general public to address questions or concerns relating to operational matters, stock ownership and financial information. However, in accordance with the Audit

Committee Charter, all complaints relating to accounting or audit matters may be anonymously and confidentially directed in writing to the Chair of the Audit Committee by mailing such information to the Shareholder Relations Department, which will forward the communication to the Committee Chair. Such matters should be marked as confidential. Specific corporate governance issues or concerns may be directed to the attention of the Audit Committee or one of our independent directors by mail care of Shareholder Relations Department.

DIRECTOR ATTENDANCE AT THE ANNUAL MEETING

The Company does not have a formal policy regarding director attendance at the annual meeting of shareholders. Directors are strongly encouraged to attend the meeting. Last year, all directors attended the meeting and we anticipate that all directors will attend this year's meeting.

SHAREHOLDER PROPOSALS FOR THE 2005 ANNUAL MEETING

Shareholders interested in presenting a proposal for consideration at the annual meeting of shareholders in 2005 may do so by following the procedures prescribed in Rule 14a-8 under the Securities Exchange Act of 1934. To be eligible for inclusion in the proxy statement, shareholder proposals must be received by the Company no later than December 3, 2004. Additionally, if notice of a shareholder proposal is received after February 16, 2005, the persons named as proxies in the form of proxy will have discretionary authority to vote on the shareholder proposal.

By Order of the Board of Directors

/s/ Leigh A. Baxter

Lacey, Washington
April 5, 2004

Leigh A. Baxter
Secretary

> **IMPORTANT: The prompt return of proxies will save VFG the expense of further requests for proxies, you are urged to SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY. Any person giving a Proxy may revoke it prior to its exercise.**

VENTURE FINANCIAL GROUP, INC.
VENTURE BANK
AMENDED AND RESTATED
AUDIT COMMITTEE CHARTER
Amended and Restated
March 11, 2004

Purpose

The Audit Committee is a committee of the Board of Directors organized for the primary purpose of assisting the Board in fulfilling its oversight responsibilities relating to the:

- preparation and integrity of the Company financial statements;

- engagement of independent auditors and the evaluation of their performance, qualifications and independence;

- adequacy of the Company's internal accounting and financial controls, procedures and policies; and

- compliance with certain legal and regulatory requirements, including programs and policies established by management or the Board.

The Audit Committee serves as a conduit to promote open communication between the independent auditors, the accounting department and any internal auditors, management and the Board. The Audit Committee should take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

Committee Membership

The Board will appoint Audit Committee members and a Chair annually, such appointments to occur after the annual Board meeting. If the Board does not appoint a Chair of the Audit Committee, then the Audit Committee members may elect one member to serve as the Chair. The Chair will serve as the primary contact person for communications between the Audit Committee and management, the Board and the independent auditors, outside of regular Audit Committee meetings.

Each Audit Committee member, as determined in the business judgment of the Board, will be (a) "independent", as that term is defined by the applicable securities regulations and NASDAQ listing standards; and (b) financially literate and have the ability to read and understand the Company's basic financial statements.

If an Audit Committee member serves on the audit committee of more than three public companies, the Board will determine whether such simultaneous service adversely affects such member's ability to effectively serve on the Audit Committee.

Meetings

The Audit Committee may meet as often as it deems necessary and appropriate to fulfill its purpose and responsibilities, but no less regularly than necessary to review the financial results of the Company for any period for which financial statements or information are prepared and disseminated to the shareholders or filed with the Securities and Exchange Commission. Meetings may be called by the Chair of the Audit Committee or the Chair of the Board and will be conducted in accordance with the Company's bylaws. The Audit Committee may take action by written consent of all its members.

As part of its regular meetings, the Audit Committee will meet in executive session and jointly and separately with management, the Company's internal auditors and the independent auditors. The Audit Committee will report to the Board on all matters considered and actions taken at the next regularly scheduled Board meeting and such report will include any recommendations for consideration by the Board. The Audit Committee Chair shall be available to answer questions of other directors and discuss actions taken or matters considered by the Audit Committee.

Committee Authority and Responsibilities

In carrying out its duties and responsibilities, the Audit Committee will establish policies and procedures to be flexible, to be capable of responding to changing conditions and circumstances and ensure that the Company's accounting, financial reporting and auditing practices are appropriately tailored to address the Company's specific financial and business risks.

The following will be the principal recurring duties and responsibilities of the Audit Committee, set forth as a guide with the understanding that the Audit Committee may alter or supplement them as appropriate.

- The Audit Committee will have the sole authority to select, hire and fire the independent auditor, to approve all fees and other terms of the audit engagement and to pre-approve any non-audit relationships and engagements with the independent auditors. Although the independent auditor will report directly to the Audit Committee and the Audit Committee is ultimately responsible for the supervision of the independent audit function, management may consult with the independent auditor whenever necessary.

- The Audit Committee will annually review and evaluate the performance of the independent auditors and their independence from management and the Company. The Audit Committee also will be responsible for ensuring the regular rotation of the audit partner as may be required by securities laws and regulations.

- The Audit Committee will discuss with the independent auditors the overall scope and plans for audits, including the adequacy of staffing and compensation; the results of their audit, including material issues regarding accounting and auditing principles and practices; and any significant audit problems or disagreements with management regarding proposed accounting adjustments or financial reporting recommendations and any other matters required to be discussed by Statement on Auditing Standards No. 61 relating to conducting the Company audit.

- The Audit Committee will be responsible for resolving disagreements between management and the independent auditors regarding accounting and financial reporting matters for purposes of preparing and issuing audited financial statements.

- The Audit Committee will discuss with any internal auditors the overall scope and plans for their audits, including the adequacy of staffing and compensation; the results of their audit, including major issues regarding accounting and auditing principles and practices; the adequacy of the Company's internal controls; and compliance with the Company's policies and programs.

- The Audit Committee will discuss with the independent auditors the adequacy and effectiveness of the internal accounting and financial controls, including the Company's system to monitor and manage business risk.

- The Audit Committee will meet periodically with management to review risk assessment, risk management guidelines and policies, the Company's financial risk exposure and the Company's system to monitor and control such exposure. Management, however, will remain ultimately responsible for risk management.

- The Audit Committee will meet separately with the independent auditors and internal auditors, without management present, to discuss any issues relating to management.

- The Audit Committee will meet with management and the independent auditors to determine whether the independent auditors are satisfied with the disclosures and content of the financial statements to be presented to the shareholders in the Company's annual and quarterly financial statements, including Management's Discussion and Analysis of Financial Condition and Results of Operations, and any other Securities Exchange Act of 1934 filings that the Audit Committee and internal auditors deem necessary.

- The Audit Committee will set the format and type of information to be included in earnings press releases.

- The Audit Committee will review with the CEO and CFO the Company internal controls, which include disclosure controls and procedures and internal controls over financial reporting and will periodically, but not less than quarterly, discuss with management its conclusions about the efficacy of the Company disclosure controls and procedures, and, not less than annually, discuss management's conclusions about the efficacy of Company internal controls over financial reporting, including any material deficiencies in such controls and procedures and the appropriate action to correct any such deficiencies.

- The Audit Committee will meet on a quarterly basis with the Chair of the Disclosure Committee and management to discuss (a) any significant deficiencies in the design and operation of the Company disclosure controls and procedures that could adversely affect the Company's ability to record, process, summarize and report financial data, and any material weakness in internal controls over financial reporting; and (b) any fraud, regardless of materiality, that involves management or Company personnel who have a significant role in the Company's internal controls.

- The Audit Committee will review with management and the independent auditors any changes in accounting principles and other significant financial reporting issues, including the use of "pro-forma" or "adjusted" non-GAAP information.

- The Audit Committee will submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board.

- At least annually, the Audit Committee will review and evaluate its own performance to improve its effectiveness and responsiveness to the Board and management, and assess the adequacy of its Charter, making recommendation to the Board as to appropriate changes.

- The Audit Committee will establish and maintain procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and (b) confidential, anonymous complaints or allegations by employees of concerns regarding questionable accounting, internal controls or auditing matters.

- The Audit Committee will serve as the Qualified Legal Compliance Committee to receive, evaluate and appropriately address all reports of potential wrongdoing received from legal counsel pursuant to the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission Rule 205.

- The Audit Committee will meet periodically with the Company's external counsel and other appropriate Company personnel to review material legal affairs of the Company and any material reports or inquiries received from regulatory or governmental agencies.

- The Audit Committee will discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements and accounting policies; or compliance with other rules, regulations or laws.

- The Audit Committee will have the authority, to the extent it deems necessary, to retain independent legal, accounting or other advisors without need for Board approval, and the Company will provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to such advisors retained by the Audit Committee.

- The Audit Committee will have access to any Company personnel and Company records it deems necessary to fulfill its duties and responsibilities under this Charter.

- The Audit Committee will review and approve all related party transactions that must be disclosed pursuant to Item 404 of Securities and Exchange Commission Regulation S-K.

- The Audit Committee may designate subcommittees, as it deems necessary and appropriate, consisting of at least one member of the Audit Committee to address specific issues on behalf of the Audit Committee.

- The Audit Committee may appoint a Secretary, who need not be member of the Audit Committee, to keep minutes of all Audit Committee meetings and such other records the Audit Committee deems necessary and appropriate.

- The Audit Committee will prepare a report for inclusion in the Company's annual proxy statement in accordance with applicable Securities and Exchange Commission regulations.

Limitations

The primary responsibility of the Audit Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors and to report the results of their activities to the Board of Directors. While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements.

APPENDIX B

VENTURE FINANCIAL GROUP, INC.
2004 STOCK INCENTIVE PLAN

ARTICLE I
PURPOSE OF THE PLAN

The purposes of this Stock Incentive Plan (the "Plan") are to attract, retain and provide incentive compensation to employees, non-employee directors and others who contribute to the long-term financial success of Venture Financial Group, Inc., a Washington business corporation (the "Company") and to more closely align their interests with those of the Company and its shareholders.

ARTICLE II
DEFINITIONS

As used herein, the following definitions will apply:

(a) "Acquired Company" means any corporation or other entity that becomes a majority owned subsidiary of the Company, after the Effective Date, by merger, consolidation, acquisition of all or substantially all of its assets or otherwise.

(b) "Authorized Shares" means the number of shares of Common Stock authorized for issuance pursuant to Section 3.1 of this Plan.

(c) "Available Shares" means the number of shares of Common Stock available under this Plan at any time for future issuance under Incentive Stock Options, Nonqualified Stock Options or Restricted Stock Grants, as provided in Section 3.2 of this Plan.

(d) "Award" means any grant of an Incentive Stock Option, any grant of a Nonqualified Stock Option or the making of a Restricted Stock Grant pursuant to this Plan.

(e) "Board of Directors" means the Board of Directors of the Company.

(f) "Change of Control Transaction" means (i) the adoption of a plan of dissolution or liquidation with respect to the Company, (ii) the consummation of any plan of exchange, merger or consolidation with one or more corporations in which the Company is not the surviving entity, or in which the security holders of the Company prior to such transaction do not receive in the transaction securities with voting rights with respect to the election of directors equal to 50% or more of the votes of all classes of securities of the surviving corporation or (iii) the consummation of a sale of all of substantially all of the assets of the Company following a shareholder vote on such sale.

(g)   "Committee" means any committee appointed by the Board of Directors in accordance with Article V of this Plan, or, the Board of Directors, if no such committee is then in existence.

(h) "Common Stock" means the common stock of the Company.

(i) "Company" means Venture Financial Group, Inc., and, unless the context requires otherwise, and any successor or assignee of the Company by merger, consolidation, acquisition of all or substantially all of the assets of the Company or otherwise.

(j) "Disabled" means having a mental or physical impairment that has lasted or is expected to last for a continuous period of 12 months or more and, in the Committee's sole discretion, renders an Optionee unable to perform the duties that were assigned to the Optionee during the 12 month period prior to such determination. The Committee's determination of the existence of an individual's disability will be effective when communicated in writing to the Optionee and will be conclusive on all of the parties.

(k) "Employee" means any person employed by the Company or a Subsidiary of the Company.

(l) "Exercise Price" means the price per share at which shares of Common Stock may be purchased upon exercise of an Incentive Stock Option or a Nonqualified Stock Option.

(m) "Fair Market Value" with respect to shares of Common Stock for any date means:

1) If the Common Stock is traded on a national securities exchange or on either the NASDAQ National Market or NASDAQ SmallCap Market, the "Fair Market Value" of a share of Common Stock will be the average between the lowest and highest reported sales price of the Common Stock for such date, or if no transactions occurred on such date, on the last date on which trades occurred;

2) If the Common Stock is not traded on a national securities exchange or on NASDAQ but bid and asked prices are regularly quoted on the OTC Bulletin Board Service, by the National Quotation Bureau or any other comparable service, the "Fair Market Value" of a share of Common Stock will be the average between the highest bid and lowest asked prices of the Common Stock as reported by such service at the close of trading for such date or, if such date was not a business day, on the preceding business day; or

3) If there is no public trading of the Common Stock within the terms of subparagraphs 1 or 2 of this subsection, the "Fair Market Value" of a share of Common Stock will be as determined by the Committee in its sole discretion.

(n) "Grantee" means any individual who receives a Restricted Stock Grant pursuant to this Plan.

(o) "Incentive Stock Option" means an option to purchase shares of Common Stock that the Committee indicates is intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code and is granted under Article VI of this Plan.

(p) "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended.

(q) "Nonqualified Stock Option" means an option to purchase shares of Common Stock that the Committee either indicates is intended to be a nonqualified stock option or indicates is not intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code and is granted under Article VII of this Plan.

(r) "Option Agreement" means the written agreement between the Company and an Optionee that evidences either an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to this Plan. Each Option Agreement shall be subject to the terms and conditions of this Plan.

(s) "Optionee" means any individual who is granted an Incentive Stock Option or a Nonqualified Stock Option pursuant to this Plan.

(t) "Outstanding Stock Options" means all Stock Options granted pursuant to this Plan that, at such time, have not yet expired and have not either been terminated or cancelled.

(u) "Restricted Stock Grant" means a grant of shares of Common Stock pursuant to this Plan, regardless of whether the Grantee receives the shares covered by such grant solely for services or for a combination of services and cash payment to the Company, pursuant to a Restricted Stock Agreement.

(v) "Restricted Stock Agreement" means the written agreement between the Company and a Grantee that evidences a Restricted Stock Grant made pursuant to this Plan. Each Restricted Stock Agreement shall be subject to the terms and conditions of this Plan.

(w) "Securities Act" means the Securities Act of 1933, as amended.

(x) "Significant Shareholder" means any person who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company. For purposes of this definition a person shall be considered the owner of all stock owned directly or indirectly by or for such person's siblings, spouse, ancestors and lineal descendants. In addition, stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust shall be considered as being owned proportionately by or for its shareholders, partners or beneficiaries to the extent required by Section 422 of the Internal Revenue Code.

(y) "Subsidiary" of the Company means any corporation or other entity owned or controlled by the Company in an unbroken chain of corporations or other entities in which each of the corporations or other entities other than last corporation or other entity owns 50 percent or more of the total combined voting power of all classes of equity ownership interests in the other corporations or other entities in such chain.

(z) "Stock Option" means an Incentive Stock Option or Nonqualified Stock Option granted pursuant to this Plan.

(aa) "Tax Withholding" means all amounts determined by the Company to be required to satisfy applicable federal, state and local tax withholding requirements upon the exercise of a Stock Option, the disqualifying disposition of shares of Common Stock acquired by exercise of a Stock Option, the vesting of shares under a Restricted Stock Grant, a Grantee making an election under Section 83(b) of the Internal Revenue Code with respect to a Restricted Stock Grant or as otherwise may be required under applicable tax laws.

ARTICLE III
STOCK SUBJECT TO THE PLAN

3.1 **Aggregate Number of Authorized Shares.** Subject to adjustment in accordance with Section 10.1, the total number of shares of Common Stock authorized for issuance under all Awards pursuant to this Plan is initially established at 200,000 shares.

3.2 **Number of Available Shares.** At any point in time, the number of Available Shares shall be the number of Authorized Shares at such time minus:

(a) the number of shares of Common Stock issued prior to such time upon the exercise of Stock Options granted pursuant to this Plan; and

(b) the number of shares covered by Outstanding Stock Options to the extent that such have not been exercised at such time; and

(c) the number of shares of Common Stock covered by Restricted Stock Grants made pursuant to this Plan prior to such time except to the extent that unvested shares are forfeited and repurchased by the Company pursuant to the terms of a Restricted Stock Agreement.

As a result of the foregoing, if a Stock Option expires, terminates or is cancelled for any reason without having been exercised in full, the shares of Common Stock covered by such Stock Option that were not purchased through the exercise of such Stock Option will again become Available Shares. If shares of Common Stock covered by a Restricted Stock Grant are repurchased by the Company pursuant to the terms of a Restricted Stock Agreement, those shares will again become Available Shares. However, shares of Common Stock used by an Optionee to satisfy any income tax withholding obligations shall nonetheless, for purposes of this Plan, be considered as having been issued pursuant to this Plan.

3.3 **Reservation of Shares**. Available Shares shall consist of authorized but unissued shares of Common Stock of the Company. At all times, the Company will, by appropriate resolution of the Board of Directors, reserve for issuance shares of Common Stock equal to the sum of (i) the number of shares covered by Outstanding Stock Options to the extent that such Stock Options have not been exercised at such time and (ii) the number of Available Shares.

3.4 **Annual Limit on Number of Shares to Any One Person.** No person will be eligible to receive Awards pursuant to this Plan which, in aggregate, exceed 10,000 shares in any calendar year except in connection with the hiring or commencement of services from such person in which case such limit shall be 10,000 shares during such calendar year. However, the foregoing limitation shall not apply to Awards of Stock Options in substitution for outstanding stock options of an Acquired Company that are cancelled in connection with the acquisition of an Acquired Company.

ARTICLE IV
COMMENCEMENT AND DURATION OF THE PLAN

4.1 **Effective Date of the Plan.** This Plan will be effective as of the date on which it was adopted by the Board of Directors, subject to the provisions of Section 4.2.

4.2 **Shareholder Approval of the Plan.** Within twelve (12) months of the date on which this Plan was adopted by the Board of Directors, this Plan will be submitted to the shareholders of the Company for their approval. This Plan will be deemed approved by the shareholders if approved by a majority of the votes cast at a duly held meeting of the Company's shareholders at which a quorum is present in person or by proxy. Awards may be made pursuant to this Plan prior to such shareholder approval provided that such Awards are conditioned upon such approval and state by their terms that they will be null and void if shareholder approval is not obtained.

4.3 **Termination of the Plan.** This Plan will terminate ten years from the date on which it was adopted by the Board of Directors. In addition, the Board of Directors will have the right to suspend or terminate this Plan at any time. Termination of the Plan will not terminate or otherwise affect any Outstanding Stock Option, Option Agreement, Restricted Stock Grant or Restricted Stock Agreement.

ARTICLE V
ADMINISTRATION OF THE PLAN

Subject to the provisions of this Plan and any additional terms or conditions which, from time to time, may be imposed by the Board of Directors, the Committee will administer this Plan and, in its sole discretion, will have the authority to grant Incentive Stock Options and Nonqualified Stock Options and to make Restricted Stock Grants in accordance with Articles VI, VII and IX, respectively. Notwithstanding the foregoing, in connection with the acquisition of a corporation or entity that will become an Acquired Company, the Board of Directors shall retain (but may delegate to the Committee) the right to agree to grant Incentive Stock Options, grant Nonqualified Stock Options or make Restricted Stock Grants in substitution for stock options granted by the Acquired Company prior to the date of such acquisition that remain outstanding and not exercised as of such date. The Committee, from time to time, may adopt rules and regulations relating to the administration of this Plan and may seek the advice of legal, tax, accounting and compensation advisors. Decisions of the Committee with respect to the administration of this Plan, the interpretation or construction of this Plan or the interpretation or construction of any written agreement evidencing an Award will be final and conclusive, subject only to review by the full Board of Directors. The Committee may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement evidencing an Award in the manner and to the extent it deems appropriate. The Committee may accelerate the vesting of Incentive Stock Options, Nonqualified Stock Options and Restricted Stock Grants in connection with the occurrence of a Change of Control Transaction and may do so, in whole or in part, on any basis that it determines to be appropriate.

The Board of Directors shall appoint the members of the Committee, which shall consist of at least two directors from the Board of Directors. The appointment to the Committee of one or more directors who are not "outside directors" as such term is defined in Treasury Regulation §1.162-27(e)(3), one or more directors who are not "non-employee directors" as such term is defined in Rule 16b-3 issued by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended, ("Rule 16b-3") or one or more directors that fail to meet the requirements for service on a compensation committee as set forth in the listing standards of the exchange or market on which the Common Stock primarily trades shall not invalidate any of the actions of the Committee. Any member of the Committee that is not an outside director, as such term is defined, is referred to in this paragraph as an "Abstaining Director" with respect to any action by the Committee, for which Section 162(m) of the Internal Revenue Code requires the approval of a committee consisting solely of outside directors. Any member of the Committee that is not a non-employee director, as such term is defined, is referred to in this paragraph as an "Abstaining Director" with respect to any action by the Committee for which Rule 16b-3 requires the approval of a committee consisting solely of non-employee directors. Any member of the Committee that fails to meet the requirements of the listing standards of the exchange or market on which the Common Stock primarily trades is referred to in this paragraph as an "Abstaining Director" with respect to any action by the Committee that requires the approval of a committee consisting solely of directors meeting those requirements. An Abstaining Director shall be deemed to have abstained from such action (notwithstanding any statement to the contrary which may be contained in minutes of a meeting of the Committee) and the assent of any such director shall be ignored for purposes of determining whether or not any such actions were approved by the Committee. If the Committee proposes to take an action by unanimous consent in lieu of a meeting, an Abstaining Director shall be deemed to not be a member of the Committee for the purpose of such consent with respect to any actions for which such member is deemed to be an Abstaining Director.

If no Committee is appointed, the Board of Directors will have all the powers, duties and responsibilities of the Committee as set forth in this Plan. In addition, the Board of Directors may abolish a Committee and assume the duties and responsibilities of the Committee at any time by resolution duly adopted by the Board of Directors.

ARTICLE VI
INCENTIVE STOCK OPTION TERMS AND CONDITIONS

Incentive Stock Options may be granted pursuant to this Plan in accordance with the following terms and conditions.

6.1 **Requirement for a Written Option Agreement**. Each Incentive Stock Option will be evidenced by a written Option Agreement. The Committee, from time to time, will determine the form of Option Agreement to be used for purposes of evidencing Incentive Stock Options. Except as provided in Section 6.13, the terms of every Option Agreement evidencing an Incentive Stock Option must be consistent with this Plan, including but not limited to this Article VI. Any inconsistencies between any Option Agreement and this Plan will be resolved in accordance with the terms and conditions specified in this Plan. Except as expressly required by this Article VI, the terms and conditions of each Incentive Stock Option do not need to be identical.

6.2 **Who May be Granted an Incentive Stock Option**. An Incentive Stock Option may be granted to any Employee who, in the judgment of the Committee, has performed or will perform services important to the management, operation and development of the business of the Company or of one or more of its subsidiaries. The Committee, in its sole discretion, shall determine when and to which Employees Incentive Stock Options are granted pursuant to this Plan.

6.3 **Number of Shares Covered by an Incentive Stock Option**. The Committee, in its sole discretion, shall determine the number of shares of Common Stock covered by each Incentive Stock Option granted pursuant to this Plan. The number of shares covered by each Incentive Stock Option shall be specified in the Option Agreement evidencing such option.

6.4 **Vesting Schedule Under an Incentive Stock Option.** The Committee, in its sole discretion, shall determine whether an Incentive Stock Option is immediately exercisable as to all of the shares of Common Stock covered by such option or whether it is only exercisable in accordance with a vesting schedule determined by the Committee. Any such vesting terms and conditions shall be specified in the Option Agreement. Notwithstanding any term to the contrary set forth in any Option Agreement, an Incentive Stock Option granted to a person who, at the time of the grant, was an executive officer of the Company will not become exercisable until after six (6) months from the date of such grant unless the Award was approved either by (i) a committee of non-employee directors within the requirements of Rule 16b-3 or (ii) the full Board of Directors. To the extent that an Incentive Stock Option (together with other incentive stock options within the meaning of Section 422 of the Internal Revenue Code held by such Optionee with an equal or lower exercise price per share) purports to become exercisable for the first time during any calendar year as to shares of Common Stock with a Fair Market Value (determined at the time of grant) in excess of $100,000, such excess shares shall be considered to be covered by a nonqualified stock option and not an incentive stock option within the meaning of Section 422 of the Internal Revenue Code.

6.5   Exercise Price of an Incentive Stock Option. The Exercise Price for each Incentive Stock Option will be at least 100% of the Fair Market Value of a share of Common Stock as of the date on which the Incentive Stock Option was granted. However, the Exercise Price for each Incentive Stock Option granted to an Optionee who is a Significant Shareholder will be at least 110% of the Fair Market Value of a share of Common Stock as of the date on which the Incentive Stock Option was granted.

6.6   **Duration of an Incentive Stock Option--Generally.** The Committee, in its sole discretion, will determine the term of each Incentive Stock Option provided that such term will not exceed 10 years from the date on which such option was granted. However, the term of each Incentive Stock Option granted to an Optionee who is a Significant Shareholder will not exceed 5 years from the date on which such option was granted. The term of each Incentive Stock Option shall be set forth in the Option Agreement. The Optionee shall have no further right to exercise an Incentive Stock Option following the expiration of such term.

6.7   **The Effect of Termination of the Optionee's Employment on the Term of an Incentive Stock Option.** If an Optionee ceases to be an Employee any reason other than as a result of the Optionee dying or becoming Disabled (as provided for in Section 6.9 and Section 6.10, respectively), all Incentive Stock Options granted to such Optionee shall terminate, to the extent that they are not exercised within 30 days, except if termination is as a result of retirement within 90 days, following the date the Optionee ceased to be an Employee. The foregoing provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee ceases to be an Employee. The Option Agreement may, in the discretion of the Committee, provide that if the Optionee's employment is terminated by the Company for cause, as determined by the Company's President or Board of Directors in their reasonable discretion, the Incentive Stock Option will terminate immediately upon the Company's notice to the Optionee of such termination.

6.8   **The Effect of a Leave of Absence on an Incentive Stock Option.** An Optionee shall not cease to be an Employee if the Optionee is on sick leave, family leave, military leave or any other leave of absence that is approved by the Committee. The Committee, in its sole discretion, may determine whether or not an Incentive Stock Option shall continue to vest during any sick leave, family leave, military leave or other approved leave of absence. If an Optionee's sick leave, family leave, military leave or other approved leave of absence continues for more than ninety (90) days and reemployment of the Optionee is not guaranteed by contract or statute, the Optionee's Incentive Stock Option may cease to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code. In such event, the Stock Option will nonetheless continue as a Nonqualified Stock Option granted pursuant to this Plan.

6.9 **The Effect of the Death of an Optionee on the Term of an Incentive Stock Option.** If an Optionee ceases to be an Employee as a result of the death of the Optionee, all Incentive Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within 12 months following the date of the Optionee's death. The foregoing provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date of the Optionee's death.

6.10 **The Effect of the Disability of an Optionee on the Term of an Incentive Stock Option.** If an Optionee ceases to be an Employee as a result of the Optionee becoming Disabled, all Incentive Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within 12 months following the date the Optionee became Disabled. The foregoing provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee became Disabled.

6.11 **Transferability.** Incentive Stock Options are not transferable except by will or the laws of descent and distribution upon the death of the Optionee.

6.12 **Tax Treatment and Savings Clause.** Nothing contained in this Plan, any Option Agreement evidencing an Incentive Stock Option, any document provided by the Company to an Optionee or any statement made by or on behalf of the Company shall constitute a representation or warranty of the tax treatment of any Incentive Stock Option or that such option will qualify as an incentive stock option under Section 422 of the Internal Revenue Code. Any option that is designated as an Incentive Stock Option but, either in whole or in part, fails for any reason to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or fails to satisfy requirements of this Plan that apply only to Incentive Stock Options shall be treated as an incentive stock option to the fullest extent permitted under Section 422 of the Internal Revenue Code and this Plan and, notwithstanding such designation, shall otherwise be treated as a Nonqualified Stock Option pursuant to this Plan.

6.13 **Non-Conforming Terms of Substitute Incentive Stock Options.** Incentive Stock Options granted pursuant to this Plan in substitution for outstanding incentive stock options of an Acquired Company may deviate from the terms otherwise required by this Article VI to the extent that the Committee, in its sole discretion upon the advice of its advisors, determines that such non-conforming terms are required or appropriate under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.


ARTICLE VII
NONQUALIFIED STOCK OPTION TERMS AND CONDITIONS


Nonqualified Stock Options may be granted pursuant to this Plan in accordance with the following terms and conditions.

7.1   **Requirement for a Written Option Agreement.** Each Nonqualified Stock Option will be evidenced by a written Option Agreement. The Committee, from time to time, will determine the form of Option Agreement to be used for purposes of evidencing Nonqualified Stock Options granted pursuant to this Plan. Except as provided in Section 7.12, the terms of the Option Agreement evidencing a Nonqualified Stock Option must be consistent with this Plan, including but not limited to this Article VII. Any inconsistencies between any Option Agreement and this Plan will be resolved in accordance with the terms and conditions specified in this Plan. Except as expressly required by this Article VII, the terms and conditions of each Nonqualified Stock Option do not need to be identical.

7.2   **Who may be Granted a Nonqualified Stock Option.** A Nonqualified Stock Option may be granted to any Employee, any director of the Company and any other individual who, in the judgment of the Committee, has performed or will perform services important to the management, operation and development of the business of the Company or of one or more of its subsidiaries. The Committee, in its sole discretion, shall determine when and to whom Nonqualified Stock Options are granted pursuant to this Plan.

7.3   **Number of Shares Covered by a Nonqualified Stock Option.** The Committee, in its sole discretion, shall determine the number of shares of Common Stock covered by each Nonqualified Stock Option granted pursuant to this Plan. The number of shares covered by each Nonqualified Stock Option shall be specified in the Option Agreement.

7.4   **Vesting Schedule Under a Nonqualified Stock Option.** The Committee, in its sole discretion, shall determine whether a Nonqualified Stock Option is immediately exercisable as to all of the shares of Common Stock covered by such option or whether it is only exercisable in accordance with a vesting schedule determined by the Committee. Any such vesting terms and conditions shall be specified in the Option Agreement. Notwithstanding any term to the contrary in any Option Agreement, a Nonqualified Stock Option granted to a person who, at the time of the grant, was an executive officer of the Company will not become exercisable until after six (6) months from the date of such grant unless the Award was approved either by (i) a committee of non-employee directors within the requirements of Rule 16b-3 or (ii) the full Board of Directors.

7.5   **Exercise Price of a Nonqualified Stock Option.** The Exercise Price for each Nonqualified Stock Option will be at least 100% of the Fair Market Value of a share of Common Stock as of the date on which the Nonqualified Stock Option was granted. However, if it is subsequently determined that the Exercise Price as stated in the Option Agreement evidencing a Nonqualified Stock Option is less than 100% of the Fair Market Value of a share of Common Stock as of the date on which an option was granted, such fact will not invalidate the Nonqualified Stock Option.

7.6   **Duration of a Nonqualified Stock Option--Generally.** The Committee, in its sole discretion, will determine the term of each Nonqualified Stock Option provided that such term will not exceed 10 years from the date on which such option was granted. The term of each Nonqualified Stock Option shall be set forth in the Option Agreement. The Optionee shall have no further right to exercise a Nonqualified Stock Option following the expiration of such term.

7.7 **The Effect of Termination of the Optionee's Employment or Service as a Director on the Term of a Nonqualified Stock Option.** If an Optionee, ceases to be an Employee of the Company (or, in the case of an Optionee who is not an Employee but is a director of the Company, ceases to be a director of the Company) for any reason other than as a result of the Optionee dying or becoming Disabled (as provided for in Section 7.9 and Section 7.10, respectively), all Nonqualified Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within 30 days, except if termination is as a result of retirement within 90 days, following the date the Optionee ceased to be an Employee (or a director, as the case may be) of the Company. The foregoing provision will not extend the time within which a Nonqualified Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee ceases to be an Employee (or a director, as the case may be). The Option Agreement evidencing a Nonqualified Stock Option may, in the discretion of the Committee, provide that if the Optionee's employment is terminated by the Company for cause, as determined by the Company's President or Board of Directors in their reasonable discretion, the Nonqualified Stock Option will terminate immediately upon the Company's notice to the Optionee of such termination.

7.8 **The Effect of a Leave of Absence on a Nonqualified Stock Option.** An Optionee shall not cease to be an Employee if the Optionee is on sick leave, family leave, military leave or any other leave of absence that is approved by the Committee. The Committee, in its sole discretion, may determine whether a Nonqualified Stock Option shall continue to vest during any sick leave, family leave, military leave or other approved leave of absence.

7.9 **The Effect of the Death of an Optionee on the Term of a Nonqualified Stock Option.** If an Optionee ceases to be an Employee, ceases to serve as a director of the Company or ceases to provide services to the Company as a result of the Optionee's death, all Nonqualified Stock Options granted to such Option will terminate to the extent that they are not previously exercised within 12 months following the date of the Optionee's death. The foregoing provision will not extend the time within which a Nonqualified Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee's death.

7.10 **The Effect of the Disability of an Optionee on the Term of a Nonqualified Stock Option.** If an Optionee ceases to be an Employee, ceases to serve as a director of the Company or ceases to provide services to the Company as a result of the Optionee becoming Disabled, all Nonqualified Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within 12 months following the date of the Optionee becoming Disabled. The foregoing provision will not extend the time within which a Nonqualified Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee became Disabled.

7.11 **Transferability.** Nonqualified Stock Options may be transferred by gift to the Optionee's spouse, children or a trust for the exclusive benefit of any combination of the Optionee, the Optionee's spouse and the Optionee's children but only to the extent permitted by the Committee as expressly stated in the Option Agreement evidencing such Nonqualified Stock Option. Any transfer of a Nonqualified Stock Option shall be conditioned upon the Optionee and the transferee of such

Nonqualified Stock Option executing and delivering to the Company a form of Transfer/Assumption of Nonqualified Stock Option as the Company may request. Notwithstanding any transfer of a Nonqualified Stock Option, the Optionee shall remain liable to the Company for any income tax withholding amounts that the Company is required to withhold at the time the transferred Nonqualified Stock Option is exercised. If the Option Agreement evidencing a Nonqualified Stock Option does not expressly provide that such option is transferable, such option may not be transferred by the Optionee, except by will or the laws of descent and distribution upon the death of the Optionee or with the prior written consent of the Committee, which consent may be withheld in the Committee's sole discretion.

7.12 **Non-Conforming Terms of Substitute Nonqualified Stock Options.** Nonqualified Stock Options granted pursuant to this Plan in substitution for outstanding nonqualified stock options of an Acquired Company may deviate from the terms otherwise required by this Article VII to the extent that the Committee, in its sole discretion upon the advice of its advisors, determines that such non-conforming terms are required or appropriate under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

ARTICLE VIII
EXERCISE OF OPTIONS TO PURCHASE SHARES

8.1 **Notice of Exercise**. A Stock Option may be exercised only by delivery to the Company of written notice signed by the Optionee or the permitted transferee of a Nonqualified Stock Option under Section 7.11 (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir or legatee of the Optionee, as the case may be) directed to the President of the Company (or such other person as the Company may designate) at the principal business office of the Company. The notice will specify (i) the number of shares of Common Stock being purchased, (ii) the method of payment of the Exercise Price, (iii) the method of payment of the Tax Withholding if required, and (iv), unless a registration under the Securities Act is in effect with respect to the Plan at the time of such exercise, the notice of exercise shall contain such representations as the Company determines to be necessary or appropriate in order for the sale of shares of Common Stock being purchased pursuant to such exercise to qualify for exemptions from registration under the Securities Act and other applicable state securities laws.

8.2 **Payment of Exercise Price**. No shares of Common Stock will be issued upon the exercise of any Stock Option unless and until payment or adequate provision for payment of the Exercise Price of such shares has been made in accordance with this subsection. The Committee, in its sole discretion, may provide in any Option Agreement for the payment of the Exercise Price in cash (including by check), by delivery of a full-recourse promissory note, by the surrender of shares of Common Stock or other securities issued by the Company (provided that such other securities have been held by the Optionee for at least six months prior to the date on which the Option is being exercised) in accordance with Section 8.4, or by any combination of the foregoing. In the absence of such terms in the Option Agreement, the Exercise Price shall be paid in cash (including by check). The Committee, in its sole discretion, may permit an Optionee to elect to pay the Exercise Price by authorizing a duly registered and licensed broker-dealer to sell the shares of Common Stock to be issued upon such exercise (or, at least, a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the entire Exercise Price.

8.3 **Payment of Tax Withholding Amounts**. Upon the exercise of any Stock Option (including a Nonqualified Stock Option transferred by the Optionee pursuant to Section 7.11), either with the delivery of the notice of exercise or upon notification of the amount due, each Optionee must pay to the Company or make adequate provision for the payment of all Tax Withholding, if any. The Option Agreement may provide for, or the Committee, in its sole discretion, may allow the Optionee to pay the Tax Withholding (i) in cash (including by check), (ii) by the Company withholding such amount from other amounts payable by the Company to the Optionee, including salary, (iii) by surrender of shares of Common Stock or other securities of the Company in accordance with Section 8.4, (iv) by the application of shares that could be received upon exercise of the Stock Option in accordance with Section 8.4, or (v) any combination of the foregoing.

By receiving and upon exercise of a Stock Option, the Optionee shall be deemed to have consented to the Company withholding the amount of any Tax Withholding from any amounts payable by the Company to the Optionee. The Committee, in its sole discretion, may permit an Optionee to elect to pay the Tax Withholding by authorizing a duly registered and licensed broker-dealer to sell the shares to be issued upon such exercise (or, at least, a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the Tax Withholding. No shares will be issued upon an exercise of a Stock Option unless and until payment or adequate provision for payment of the Tax Withholding has been made. If, either as a result of the exercise of a Stock Option or the subsequent disqualifying disposition of shares acquired through such exercise, the Company determines that additional Tax Withholding was or has become required beyond any amount paid or provided for by the Optionee, the Optionee will pay such additional amount to the Company immediately upon demand by the Company. If the Optionee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the Optionee, including salary.

8.4 **Payment of Exercise Price or Withholding with Other Securities**. To the extent permitted in Section 8.2 and Section 8.3 above, the Exercise Price and Tax Withholding may be paid by the surrender of shares of Common Stock or other securities of the Company. The notice of exercise shall indicate that payment is being made by the surrender of shares of Common Stock or other securities of the Company. Payment shall be made by either (i) delivering to the Company the certificates or instruments representing such shares of Common Stock or other securities, duly endorsed for transfer, or (ii) delivering to the Company an attestation in such form as the Company may deem appropriate with respect to the Optionee's ownership of the shares of Common Stock or other securities of the Company. For purposes of this Article VIII, shares of Common Stock shall be valued at their Fair Market Value as of the last business day preceding the day the Company receives the Optionee's notice of exercise. For purposes of this Article VIII, other securities of the Company shall be valued at the publicly reported price, if any, for the last sale on the last business day preceding the day the Company receives the Optionee's notice of exercise, or, if there are no publicly reported prices of such other securities of the Company, at the fair market value of such other securities as determined in good faith by the Board of Directors. To the extent permitted in Section 8.3, Tax Withholding may (if the Optionee notifies the Company at the time of the notice of exercise) be paid by the application of shares which could be received upon exercise of any other stock option issued by the Company. This application of shares shall be accomplished by crediting toward the Optionee's Tax Withholding obligation the difference between the Fair Market Value of a share of Common Stock and the Exercise Price of the Stock option specified in the Optionee's notice. Any such application shall be considered an exercise of the other Stock Option to the extent that shares are so applied.

8.5   **Compliance with Legal Requirements**. No shares of Common Stock will be issued with respect to the exercise of any Stock Option unless the exercise and issuance of the shares of Common Stock will comply with (i) all relevant provisions of law, including, without limitation, the Securities Act, the Securities Exchange Act of 1934, all applicable state securities laws and the Internal Revenue Code, each as amended and including the respective rules and regulations promulgated under each of the foregoing, (ii) any registration under the Securities Act in effect with respect to the Plan, and (iii) the requirements of any stock exchange upon which the Common Stock may then be listed. Compliance with such provisions shall be subject to the approval of legal counsel for the Company. The Company will not be liable to any Optionee or any other person for failure to issue shares of Common Stock upon the exercise of a Stock Option where such failure is due to the inability of the Company to obtain all permits, exemptions or approvals from regulatory authorities which are deemed necessary by the Company's legal counsel. The Board may require any action or agreement by an Optionee as may be necessary, from time to time, to comply with the federal and state securities laws. The Company will not be obliged to prepare, file or maintain a registration under the Securities Act with respect to the Plan or to take any actions with respect to any state securities laws.

8.6   **Issuance of Shares**. Notwithstanding the good faith compliance by the Optionee with all of the terms and conditions of an Option Agreement and with this Article VIII, the Optionee will not become a shareholder and will have no rights as a shareholder with respect to the shares covered by such Stock Option until the issuance of shares pursuant to the exercise of such Stock Option is recorded on the stock transfer record of the Company. Notwithstanding the foregoing, the Company shall not unreasonably delay the issuance of a stock certificate and shall exercise reasonable efforts to cause such stock certificate to be issued to the Optionee as soon as is practicable after the compliance by the Optionee with all of the terms and conditions of the Option Agreement and with this Article VIII.

8.7   **Notice of any Disqualifying Disposition and Provision for Tax Withholding.** Any Optionee that exercises an Incentive Stock Option and then makes a "disqualifying disposition" (as such term is defined under Section 422 of the Internal Revenue Code) of the shares so purchased, shall immediately notify the Company in writing of such disqualifying disposition and, in accordance with Section 8.3, shall pay or make adequate provision for all Tax Withholding that may be required as a result of such disqualifying disposition.

8.8   **Non-Conforming Terms of Substitute Incentive Stock Options and Substitute Nonqualified Stock Options.** Incentive Stock Options and Nonqualified Stock Options granted under Article VI or Article VII of this Plan in substitution for outstanding incentive stock options or nonqualified stock options of an Acquired Company may deviate from the terms otherwise required by this Article VIII to the extent that the Committee, in its sole discretion upon the advise of its advisors, determines that such non-conforming terms are required under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

ARTICLE IX
RESTRICTED STOCK GRANTS

Restricted Stock Grants may be made pursuant to this Plan in accordance with the following terms and conditions.

9.1 **Requirement for a Written Restricted Stock Agreement.** Each Restricted Stock Grant will be evidenced by a Restricted Stock Agreement. The Committee will determine from time to time the form of Restricted Stock Agreement to be used to evidence Restricted Stock Grants made pursuant to this Plan. Except as provided in Section 9.10, the terms of each Restricted Stock Agreement must be consistent with this Plan. Any inconsistencies between any Restricted Stock Agreement and this Plan will be resolved in will be resolved in accordance with the terms and conditions specified in this Plan. Except as otherwise required by this Article IX, the terms and conditions of each Restricted Stock Grant do not need to be identical.

9.2 **Who May Receive a Restricted Stock Grant.** A Restricted Stock Grant may be made to any Employee, any director of the Company or any other individual who provides services to the Company where, in the judgment of the Committee, the services performed or to be performed by such Grantee are important to the management, operation and development of the business or businesses of the Company or one or more of its Subsidiaries. The Committee, in its sole discretion, shall determine when and to who Restricted Stock Grants are made pursuant to this Plan.

9.3 **Number of Shares Covered by a Restricted Stock Grant.** The Committee, in its sole discretion, shall determine the number of shares of Common Stock covered by each Restricted Stock Grant made pursuant to this Plan. The Restricted Stock Agreement shall specify the number of shares of Common Stock covered by such Restricted Stock Grant.

9.4 **What the Grantee Must Deliver to Receive a Restricted Stock Grant.** The Committee, in its sole discretion, will determine whether the Grantee, in order to receive the Restricted Stock Grant, must make a payment, either in cash (including by check), by delivery of a promissory note or by delivery of other securities of the Company (including options to purchase securities of the Company), to the Company of all or some portion of the Fair Market Value of the shares of Common Stock covered by the Restricted Stock Grant. To the extent that the sum of any cash payment, any promissory note and any other securities received by the Company from the Grantee in connection with a Restricted Stock Grant is less than the Fair Market Value of the shares of Common Stock covered by such Restricted Stock Grant determined as of the date of such grant, the shares of Common Stock covered by the Restricted Stock Grant shall be deemed to have been issued by the Company for services rendered by the Grantee.

9.5 **<u>Vesting Schedule Under a Restricted Stock Grant</u>.** The Committee, in its sole discretion, shall determine the terms and conditions upon which shares covered by any Restricted Stock Grant shall vest. The Restricted Stock Agreement shall specify the vesting schedule. Unvested shares covered by a Restricted Stock Grant may not be transferred by the Grantee under any condition without the prior written consent of the Committee, which consent may be withheld in its sole discretion.

9.6 **<u>Right to Repurchase Unvested Shares upon Certain Conditions</u>.** The Restricted Stock Agreement shall specify the events upon the occurrence of which the Company shall have the right to repurchase from the Grantee any or all of the Grantee's unvested shares and the period during which the Company must exercise this right following the occurrence of the event. The Restricted Stock Agreement shall also specify the "Repurchase Price Per Share" that the Company shall pay to the Grantee upon exercise of its right to repurchase unvested shares and the terms of such payment. If not otherwise specified in the Restricted Stock Agreement, the right to repurchase must be exercised within forty-five (45) days after the Company receives from the Grantee written notice of the occurrence of the event, the repurchase price shall be $0.001 per share and the repurchase price shall be payable to the Grantee in cash (including by check) within ten (10) days after the date on which the right to repurchase the shares is exercised. Any right of the Company to repurchase unvested shares may be assigned by the Company in its sole discretion without notice to, or the prior consent of, the Grantee.

9.7 **<u>Payment of Tax Withholding Amounts</u>**. Upon the vesting of shares under a Restricted Stock Grant or upon the Grantee making a valid election under Section 83(b) of the Internal Revenue Code, each Grantee must pay to the Company or make adequate provision for the payment of all Tax Withholding, unless the Committee, in its sole discretion, determines otherwise. The Restricted Stock Agreement may provide for, or the Committee, in its sole discretion, may allow the Grantee to pay the Tax Withholding (i) in cash (including by check), (ii) by the Company withholding such amount from other amounts payable by the Company to the Grantee, including salary, (iii) by surrender of shares of Common Stock or other securities of the Company in the manner specified in Section 8.4, (iv) by the application of vested shares that could be received under the Restricted Stock Agreement in accordance with Section 8.4, or (v) any combination of the foregoing.

By accepting a Restricted Stock Grant, the Grantee shall be deemed to have consented to the Company withholding the amount of any Tax Withholding from any amounts payable by the Company to the Grantee. The Committee, in its sole discretion, may permit a Grantee to elect to pay the Tax Withholding by authorizing a duly registered and licensed broker-dealer to sell shares of Common Stock that are vested or vesting under the Restricted Stock Agreement (or, at least a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the Tax Withholding. No shares of Common Stock will be released from the restrictions on their transfer under Section 9.5 unless and until payment or adequate provision for payment of the Tax Withholding has been made. If the Company later determines that additional Tax Withholding was or has become required beyond any amount paid or provided for by the Grantee, the Grantee will pay such additional amount to the Company immediately upon demand by the Company. If the Grantee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the Grantee, including salary.

9.8 **Compliance with Legal Requirements**. No shares of Common Stock will be issued with respect to any Restricted Stock Grant unless the issuance of the shares of Common Stock will comply with (i) all relevant provisions of law, including, without limitation, the Securities Act, the Securities Exchange Act of 1934, all applicable state securities laws and the Internal Revenue Code, each as amended and including the respective rules and regulations promulgated under each of the foregoing, (ii) any registration under the Securities Act in effect with respect to the Plan, and (iii) the requirements of any stock exchange upon which the Common Stock may then be listed. Compliance with such provisions shall be subject to the approval of legal counsel for the Company. The Company will not be liable to any Grantee or any other person for failure to issue shares of Common Stock in connection with a Restricted Stock Grant where such failure is due to the inability of the Company to obtain all permits, exemptions or approvals from regulatory authorities which are deemed necessary by the Company's legal counsel. The Board may require any action or agreement by a Grantee as may be necessary, from time to time, to comply with the federal and state securities laws. The Company will not be obliged to prepare, file or maintain a registration under the Securities Act with respect to the Plan or to take any actions with respect to any state securities laws.

9.9 **Issuance of Shares**. Notwithstanding the good faith compliance by the Grantee with all of the terms and conditions of a Restricted Stock Agreement and with this Article IX, the Grantee will not become a shareholder and will have no rights as a shareholder with respect to the shares covered by such Restricted Stock Grant until the issuance of shares is recorded on the stock transfer record of the Company. Notwithstanding the foregoing, the Company shall not unreasonably delay the issuance of a stock certificate and shall exercise reasonable efforts to cause such stock certificate to be issued to the Grantee as soon as is practicable after the compliance by the Grantee with all of the terms and conditions of the Restricted Stock Agreement and with this Article IX.

9.10 **Non-Conforming Terms of Substitute Restricted Stock Grants.** Restricted Stock Grants made under this Article IX in substitution for outstanding stock options or unvested restricted stock grants of an Acquired Company may deviate from the terms otherwise required by this Article IX to the extent that the Committee, in its sole discretion upon the advice of its advisors, determines that such non-conforming terms are required under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

ARTICLE X
EFFECT OF CHANGES IN CAPITAL STRUCTURE OR
THE OCCURRENCE OF A CHANGE OF CONTROL TRANSACTION

10.1   **Effect of Changes in Capital Structure of the Company on the Number of Shares and Exercise Price.** If the outstanding shares of Common Stock are hereafter increased, decreased, changed into or exchanged for a different number or kind of shares of Common Stock or for other securities of the Company or of another corporation, by reason of any reorganization, merger, consolidation, reclassification, stock split-up, combination of shares of Common Stock, or dividend payable in shares of Common Stock or other securities of the Company, the Committee will make such adjustment as it deems appropriate in the number and kind of Authorized Shares. In addition, the Committee will make such adjustment in the number and kind of shares of Common Stock or other securities covered by Outstanding Stock Options, as well as make an adjustment in the Exercise Price of each Outstanding Stock Option as the Committee deems appropriate. Any determination by the Committee as to what adjustments may be made, and the extent thereof, will be final, binding on all parties and conclusive.

10.2   **Effect of the Occurrence of a Change of Control Transaction on Continuing Rights.** In the event of the occurrence of any Change of Control Transaction, all outstanding Incentive Stock Options and Nonqualified Stock Options granted pursuant to this Plan shall terminate effective as of the effective date of such transaction, unless and only to the extent that the terms and conditions of the transaction expressly provide for the assumption of this Plan and the continuation of such Incentive Stock Options and Nonqualified Stock Options. Each Optionee shall be provided written notice of the expected occurrence of any such transaction at least fifteen (15) days prior to the effective date and shall be permitted to tender a notice of exercise of any Incentive Stock Option and Nonqualified Stock Option that is conditioned upon the transaction actually occurring and, notwithstanding any provision of Article VIII or term of any Option Agreement, shall not be required to tender payment of the exercise price or amounts that the Company may be required to withhold for tax purposes until after the occurrence of the transaction. The terms and conditions of the transaction may provide for the assumption of this Plan with respect only to outstanding Restricted Stock Grants that have not fully vested and the assignment to and assumption by the surviving corporation of the rights and obligation of the Company under each outstanding Restricted Stock Agreement.

ARTICLE XI
UNDERWRITERS LOCK-UP

Each written agreement evidencing an Award will specify that the Optionee or Grantee, by accepting the Award agrees that whenever the Company undertakes a firmly underwritten public offering of its securities, the Optionee or Grantee will, if requested to do so by the managing underwriter in such offering, enter into an agreement not to sell or dispose of any securities of the Company owned or controlled by the Optionee or Grantee provided that such restriction will not extend beyond 12 months from the effective date of the registration statement filed in connection with such offering.

ARTICLE XII
EMPLOYMENT RIGHTS

Nothing in this Plan nor in any written agreement evidencing an Award will confer upon any Optionee or Grantee any right to continued employment with the Company or to limit or affect in any way the right of the Company, in its sole discretion, to (a) terminate the employment of such Optionee or Grantee at any time, with or without cause, (b) change the duties of such Optionee or Grantee, or (c) increase or decrease the compensation of the Optionee or Grantee at any time. Unless the written agreement evidencing an Award expressly provides otherwise, vesting under such agreement shall be conditioned upon:

1) for Employees of the Company, the continued employment of the Optionee or Grantee;

2) for independent contractors, the Optionee or Grantee continuing to provide services to the Company on substantially the same terms and conditions as such services were provided at the time of the Award; or

3) for directors who are not Employees, the Optionee or Grantee continuing to serve as a director of the Company.

Nothing in this Plan shall be construed as creating a contractual or implied right or covenant by the Company to continue such employment, service as an independent contractor or service as a director.

ARTICLE XIII
AMENDMENT OF PLAN

The Board of Directors, at any time and from time to time, may modify or amend this Plan as it deems advisable except that any amendment (i) increasing the number of shares of Common Stock issuable pursuant to this Plan, (ii) expanding the group of persons eligible to receive Awards or (iii) otherwise required to be approved by the shareholders of the Company under any applicable law, accounting principle or listing requirement, shall only become effective if and when such amendment is approved by the shareholders of the Company. Except as provided in Article X, no amendment shall be made to the terms or conditions of an outstanding Incentive Stock Option, Nonqualified Stock Option or Restricted Stock Grant without the written consent of the Optionee or Grantee.

DATED as of and approved and adopted by the Board of Directors of the Company at a meeting held on February 18, 2004.

VENTURE FINANCIAL GROUP
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS
MAY 6, 2004
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
VENTURE FINANCIAL GROUP
PLEASE SIGN AND RETURN IMMEDIATELY

The Board of Directors Recommends a Vote "FOR" the listed proposals.

1.   ELECTION OF DIRECTORS:
     (01) A. Richard Panowicz   ☐ Vote FOR   ☐ Vote WITHHELD
     (02) Larry J. Schorno   all nominees   from all nominees
                                         (except as marked)

     (Instructions: To withhold authority to vote for any indicated nominee,
     write the number(s) of the nominee(s) in the box provided to the right.)

2.   APPROVAL OF THE 2004 STOCK INCENTIVE PLAN.
                         ☐ Vote FOR   ☐ Vote Against   ☐ Abstain

3.   ANY OTHER BUSINESS that may properly come before the Meeting or any adjournment or postponement thereof.

     THIS PROXY CONFERS AUTHORITY TO VOTE "FOR" AND WILL BE VOTED "FOR" THE PROPOSALS LISTED
     UNLESS AUTHORITY IS WITHHELD OR A VOTE AGAINST IS SPECIFIED, IN WHICH CASE THIS PROXY WILL
     BE VOTED IN ACCORDANCE WITH THE SPECIFICATION SO MADE.

     Address Change? Mark Box ☐   Indicate changes below: Date_____, 2004

                                                                        _____
                                                                        Signature of Shareholder(s)

                                                                        _____
                                                                        Signature of Shareholder(s)
                                                                        All joint owners must sign. When signing as attorney,
                                                                        executor, administrator, officer, trustee or guardian, please give
                                                                        full title. If more than one trustee, all should sign.

_____ **Number of people to attend the meeting in Lacey, Washington, at 6:00 p.m. on May 6th, 2004.**
Please **DATE**, **SIGN**, and **RETURN** this Proxy. <u>Even if you plan to attend the meeting, please return this proxy</u>. Thank you.

VENTURE FINANCIAL GROUP
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS
MAY 6, 2004
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
VENTURE FINANCIAL GROUP
PLEASE SIGN AND RETURN IMMEDIATELY

The Board of Directors Recommends a Vote "FOR" the listed proposals.

1.   ELECTION OF DIRECTORS:
     (01) A. Richard Panowicz   ☐ Vote FOR   ☐ Vote WITHHELD
     (02) Larry J. Schorno   all nominees   from all nominees
                                         (except as marked)

     (Instructions: To withhold authority to vote for any indicated nominee,
     write the number(s) of the nominee(s) in the box provided to the right.)

2.   APPROVAL OF THE 2004 STOCK INCENTIVE PLAN.
                         ☐ Vote FOR   ☐ Vote Against   ☐ Abstain

3.   ANY OTHER BUSINESS that may properly come before the Meeting or any adjournment or postponement thereof.

     THIS PROXY CONFERS AUTHORITY TO VOTE "FOR" AND WILL BE VOTED "FOR" THE PROPOSALS LISTED
     UNLESS AUTHORITY IS WITHHELD OR A VOTE AGAINST IS SPECIFIED, IN WHICH CASE THIS PROXY WILL
     BE VOTED IN ACCORDANCE WITH THE SPECIFICATION SO MADE.

     Address Change? Mark Box ☐   Indicate changes below: Date_____, 2004

                                                                        _____
                                                                        Signature of Shareholder(s)

                                                                        _____
                                                                        Signature of Shareholder(s)
                                                                        All joint owners must sign. When signing as attorney,
                                                                        executor, administrator, officer, trustee or guardian, please give
                                                                        full title. If more than one trustee, all should sign.

_____ **Number of people to attend the meeting in Lacey, Washington, at 6:00 p.m. on May 6th, 2004.**
Please **DATE**, **SIGN**, and **RETURN** this Proxy. <u>Even if you plan to attend the meeting, please return this proxy</u>. Thank you.



PROXY

This Proxy Is Solicited on Behalf of the Board of Directors

     The undersigned hereby revokes all previous proxies and appoints Ken F. Parsons, Sr., and Jon M. Jones, and each of them (with full power to act alone) as Proxy Holders, with full power of substitution, and hereby authorizes them to represent and to vote, as designated on the reverse side, all the shares of common stock of Venture Financial Group, Inc., held of record on March 25, 2004, which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held on May 6, 2004, or any adjournment or postponement of such Meeting.

     Management knows of no other matters that may properly be, or which are likely to be, brought before the Meeting. However, if any other matters are properly presented at the Meeting, this Proxy will be voted in accordance with the recommendations of management.

PLEASE SIGN AND RETURN IMMEDIATELY
See reverse for voting instructions.



PROXY

This Proxy Is Solicited on Behalf of the Board of Directors

     The undersigned hereby revokes all previous proxies and appoints Ken F. Parsons, Sr., and Jon M. Jones, and each of them (with full power to act alone) as Proxy Holders, with full power of substitution, and hereby authorizes them to represent and to vote, as designated on the reverse side, all the shares of common stock of Venture Financial Group, Inc., held of record on March 25, 2004, which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held on May 6, 2004, or any adjournment or postponement of such Meeting.

     Management knows of no other matters that may properly be, or which are likely to be, brought before the Meeting. However, if any other matters are properly presented at the Meeting, this Proxy will be voted in accordance with the recommendations of management.

PLEASE SIGN AND RETURN IMMEDIATELY
See reverse for voting instructions.